UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August, 2016

Commission File Number 001-35575

Cencosud S.A.
(Translation of registrant’s name into English)

Av. Kennedy 9001, Piso 6
Las Condes, Santiago
Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	☒	Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated interim financial statements as of and for the six month period ended June 30, 2016 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in Chilean pesos and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in such forward-looking statements.
The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.
The forward-looking statements included in the attached involve various risks and uncertainties, including, among others: (i) changes in general economic, business or political or other conditions in Chile, Argentina, Brazil, Peru, Colombia or elsewhere in Latin America or global markets; (ii) changes in capital markets in general that may affect policies or attitudes towards investing in Chile, Argentina, Brazil, Peru, Colombia or securities issued by companies in such countries; (iii) the monetary and interest rate policies of the Central Banks of Chile, Argentina, Brazil, Peru and Colombia; (iv) high levels of inflation or deflation; (v) unanticipated increases in financing and other costs or our inability to obtain additional debt or equity financing on attractive terms; (vi) movements in interest and/or foreign exchange rates, and movements in equity prices or other rates or prices; (vii) changes in, or failure to comply with, applicable regulations or changes in taxes; (viii) loss of market share or changes in competition and pricing environments in the industries in which the Company operates; (ix) difficulties in successfully integrating recent and future acquisitions into the Company’s operations; (x) the Company’s inability to hedge certain risks economically; (xi) changes in consumer spending and saving habits; (xii) implementation of new technologies; (xiii) limitations on the Company’s ability to open new stores and operate them profitably; (xiv) difficulties in completing proposed store openings, expansions or remodeling; (xv) difficulties in acquiring and developing land in Chile, Argentina, Brazil, Peru or Colombia, and restrictions on opening new large stores in any such countries; and (xvi) the factors discussed under the heading “Risk Factors” as well as risks included in the Company’s other filings and submissions with the United States Securities and Exchange Commission.
Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, including, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Cencosud S.A.

By:	/s/ Sebastián Rivera Martínez
Name: Sebastián Rivera Martínez
Title: Legal Manager
Date: August 29, 2016

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Assets	Note	June 30, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current assets
Cash and cash equivalents		204,307,183	268,275,126
Other financial assets, current	5	58,602,916	254,850,725
Other non-financial assets, current		28,579,812	14,442,030
Trade receivables and other receivables	6	764,503,396	819,839,383
Receivables due from related entities, current		18,532,418	14,851,194
Inventory	8	1,076,823,302	1,068,309,333
Current tax assets		79,912,430	61,197,049

Total current assets other than non-current assets held for sale		2,231,261,457	2,501,764,840

Assets classified as held for sale	21	41,328,187	-

Total current assets		2,272,589,644	2,501,764,840

Non-current assets
Other financial assets, non-current	5	359,039,239	421,532,586
Other non-financial assets, non-current		48,940,896	31,907,769
Trade receivable and other receivables, non-current	6	18,377,427	30,996,852
Equity method investment		196,872,625	251,527,505
Intangible assets other than goodwill	9	409,533,970	401,749,417
Goodwill	10	1,459,557,650	1,391,692,072
Property, plant and equipment	11	2,634,455,949	2,711,490,630
Investment property	12	1,846,089,123	1,807,095,204
Non-current tax assets,		8,647,417	8,854,347
Deferred income tax assets		627,406,538	552,114,088

Total non-current assets		7,608,920,834	7,608,960,470

Total assets		9,881,510,478	10,110,725,310
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statements of financial position

		As of
Net equity and liabilities	Note	June 30, 2016	December 31, 2015
		ThCh$	ThCh$
		(unaudited)

Current liabilities
Other financial liabilities, current	13	473,091,073	356,173,111
Trade payables and other payables		1,507,358,586	1,856,524,795
Payables to related entities, current		20,647,293	29,196,949
Provisions and other liabilities	14	13,476,798	15,641,961
Current income tax liabilities		86,300,852	49,433,829
Current provision for employee benefits		92,433,794	97,889,042
Other non-financial liabilities, current		64,805,254	21,225,549

Total current liabilities other than non-current assets held for sale		2,258,113,650	2,426,085,236

Liabilities classified as held for sale	21	6,062,311	-

Total current liabilities		2,264,175,961	2,426,085,236

Non-current liabilities
Other financial liabilities,	13	2,789,811,635	2,924,038,308
Trade accounts payables		4,637,941	4,502,991
Provisions and other liabilities	14	74,365,326	78,188,586
Deferred income tax liabilities		691,924,942	649,536,334
Other non–financial liabilities, non–current		62,506,277	57,562,037

Total non-current liabilities		3,623,246,121	3,713,828,256

Total liabilities		5,887,422,082	6,139,913,492

Equity
Paid-in capital	15	2,370,372,426	2,321,380,936
Retained earnings		2,312,217,554	2,329,411,478
Issuance premium		498,277,146	526,633,344
Other reserves		(1,186,891,121)	(1,205,679,999)

Equity attributable to controlling shareholders		3,993,976,005	3,971,745,759
Non-controlling interest		112,391	(933,941)

Total equity		3,994,088,396	3,970,811,818

Total equity and liabilities		9,881,510,478	10,110,725,310
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of profit and loss (unaudited)

		For the six months ended
Statements of profit and loss	Note	6/30/2016	6/30/2015
		ThCh$	ThCh$
Revenues from ordinary activities	18	4,991,183,705	5,269,755,834
Cost of Sales	16	(3,537,053,636)	(3,764,322,032)
Gross Profit		1,454,130,069	1,505,433,802

Other income by function	16	90,697,286	40,059,849
Distribution cost	16	(12,635,011)	(13,387,108)
Administrative expenses	16	(1,137,977,728)	(1,207,508,437)
Other expenses by function	16	(80,199,820)	(82,367,697)
Other losses, net	16	51,714,412	(56,107,098)
Operating profit		365,729,208	186,123,311

Finance income	16	6,876,691	8,048,232
Finance expenses	16	(129,973,397)	(118,473,245)
Participation in profit of equity method associates		5,271,896	4,540,287
Exchange differences	16	44,613,633	(29,516,172)
Losses from indexation	16	(8,251,185)	(8,490,152)
Profit before income tax		284,266,846	42,232,261

Income tax expense	17	(88,871,238)	22,874,595

Profit from continuing operations		195,395,608	65,106,856

Profit from discontinued operations	22	-	9,244,460
Profit attributable to controlling shareholders		194,033,830	73,475,043
Profit attributable to non–controlling shareholders		1,361,778	876,273

Net Profit		195,395,608	74,351,316

Earnings per share
Basic earnings per share from continued operations		68.6	22.7
Basic earnings per share from discontinued operations		-	3.3
Diluted earnings per share from continued operations		68.1	22.7
Diluted earnings per share from discontinued operations		-	3.3
The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries, condensed consolidated interim statement of comprehensive income (loss) (unaudited)

	For the six months ended
Statements of comprehensive income (loss)	6/30/2016	6/30/2015
	ThCh$	ThCh$
Net Profit	195,395,608	74,351,316

Items that are or may be reclassified to profit and loss
Foreign currency translation adjustments	14,261,749	(98,504,184)
Cash flow hedge	9,802,380	(1,331,330)
Total items that are or may be reclassified to profit and loss	24,064,129	(99,835,514)
Other comprehensive income, before taxes	24,064,129	(99,835,514)

Income tax related to cash flow hedge	(2,637,247)	304,990
Total income tax that are or may be reclassified to profit and loss	(2,637,247)	304,990

Total other comprehensive loss	21,426,882	(99,530,524)

Total comprehensive income (loss)	216,822,490	(25,179,208)

Income attributable to
Owners of the Company	215,723,561	(26,032,254)
Non-controlling interest	1,098,929	853,046

Total comprehensive income (loss)	216,822,490	(25,179,208)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the six months ended June 30, 2016 (unaudited)

Statement of changes inequity ThCh$	Paid-incapital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain (loss) reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change innon-controlling interest	Total equity
Opening balance as of January 1, 2016	2,321,380,936	526,633,344	(1,187,109,821)	14,859,584	(229,427)	19,276,599	(52,476,934)	(1,205,679,999)	2,329,411,478	3,971,745,759	(933,941)	3,970,811,818

Changes in equity
Comprehensive income
Net profit	-	-	-	-	-	-	-	-	194,033,830	194,033,830	1,361,778	195,395,608
Other comprehensive loss	-	-	14,524,598	7,165,133	-	-	-	21,689,731	-	21,689,731	(262,849)	21,426,882
Total Comprehensive (loss) income	-	-	14,524,598	7,165,133	-	-	-	21,689,731	194,033,830	215,723,561	1,098,929	216,822,490
Exercise of stock options (see note 20)	48,991,490	(28,356,198)	-	-	-	(6,798,814)	-	(6,798,814)	-	13,836,478	-	13,836,478
Dividends	-	-	-	-	-	-	-	-	(211,227,754)	(211,227,754)	-	(211,227,754)
Stock option (see note 20)	-	-	-	-	-	5,059,660	-	5,059,660	-	5,059,660	-	5,059,660
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	(1,161,699)	(1,161,699)	-	(1,161,699)	(52,597)	(1,214,296)

Total transactions with owners	48,991,490	(28,356,198)	-	-	-	(1,739,154)	(1,161,699)	(2,900,853)	(211,227,754)	(193,493,315)	(52,597)	(193,545,912)

Total Changes in equity	48,991,490	(28,356,198)	14,524,598	7,165,133	-	(1,739,154)	(1,161,699)	18,788,878	(17,193,924)	22,230,246	1,046,332	23,276,578
Ending balance, as of June 30, 2016	2,370,372,426	498,277,146	(1,172,585,223)	22,024,717	(229,427)	17,537,445	(53,638,633)	(1,186,891,121)	2,312,217,554	3,993,976,005	112,391	3,994,088,396

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statement of changes in net equity for the six months ended June 30, 2015 (unaudited)

Statement of changes inequity ThCh$	Paid-incapital	Issuance premiums	Translation reserves	Cash flow Hedge reserves	Actuarial Gain reserves	Share based payments reserves	Other reserves	Total reserves	Changes in retained earnings (Accumulated losses)	Changes in net equity attributable to parent company shareholders	Change innon-controlling interest	Total equity
Opening balance as of January 1, 2015	2,321,380,936	526,633,344	(696,546,714)	13,202,220	117,926	13,458,245	(52,476,934)	(722,245,257)	2,166,548,572	4,292,317,595	(831,784)	4,291,485,811

Changes in equity
Comprehensive income
Net profit	-	-	-	-	-	-	-	-	73,475,043	73,475,043	876,273	74,351,316
Other comprehensive loss	-	-	(98,480,957)	(1,026,340)	-	-	-	(99,507,297)	-	(99,507,297)	(23,227)	(99,530,524)
Total Comprehensive (loss) income	-	-	(98,480,957)	(1,026,340)	-	-	-	(99,507,297)	73,475,043	(26,032,254)	853,046	(25,179,208)
Dividends	-	-	-	-	-	-	-		(36,578,436)	(36,578,436)		(36,578,436)
Stock option (see note 20)	-	-	-	-	-	1,612,129	-	1,612,129	-	1,612,129	-	1,612,129
Decrease due to changes in ownership interest without a loss of control	-	-	-	-	-	-	-	-	(1,782,270)	(1,782,270)	-	(1,782,270)
Total transactions with owners	-	-	-	-	-	1,612,129	-	1,612,129	(38,360,706)	(36,748,577)	-	(36,748,577)

Total Changes in equity	-	-	(98,480,957)	(1,026,340)	-	1,612,129	-	(97,895,168)	35,114,337	(62,780,831)	853,046	(61,927,785)
Ending balance, as of June 30, 2015	2,321,380,936	526,633,344	(795,027,671)	12,175,880117,926		15,070,374	(52,476,934)	(820,140,425)	2,201,662,909	4,229,536,764	21,262	4,229,558,026

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Cencosud S.A. and subsidiaries,
Condensed consolidated interim statements of cash flows (unaudited)

	For the six months ended June 30,
	2016	2015
Cash flows from (used in) operating activities	ThCh$	ThCh$

Types of revenues from operating activities
Revenue from sale of goods and provision of services	6,021,805,267	6,554,674,380
Other operating activities revenue	9,815,326	1,934,718

Types of payments
Payments to suppliers for supply of goods and services	(5,197,976,475)	(5,108,369,217)
Payments to and on behalf of personnel	(618,894,541)	(745,900,798)
Other operating payments	(292,107,974)	(297,543,757)
Taxes paid	(41,788,113)	(35,492,255)
Other cash inflows (outflows)	(1,922,817)	3,038,378

Cash flows from (used in) operating activities (continuing operations)	(121,069,327)	372,341,449
Cash flows used in operating activities (discontinued operations)	-	(107,449,303)

Net cash flow (used in) from operating activities	(121,069,327)	264,892,146

Cash flows (used in) from investing activities
Cash flows from loss of control in subsidiaries classified as investing activities	-	169,845,372
Cash flows used to adquire non-controlled interest	(1,434,532)	-
Proceeds from sales of property, plant and equipment	1,532,857	15,918,841
Purchases of property, plant & equipment	(82,536,824)	(84,166,349)
Purchases of intangible assets	(21,070,474)	(14,259,085)
Collection from related entities	-	290,824,586
Dividends received	5,174,138	1,331,981
Interest received	794,158	335,915
Proceeds from sale of other financial assets—mutual funds	2,646,926,917	6,046,000,857
Purchases of other financial assets—mutual funds	(2,330,951,712)	(6,125,371,355)

Cash flows from (used in) investing activities (continuing operations)	218,434,528	300,460,763
Cash flows used in investment activities (discontinued operations)	-	(750,271)

Net cash flow from (used in) investment activities	218,434,528	299,710,492

Cash flows from (used in) financing activities
Proceeds from exercise of stock options	13,836,478	-

Proceeds from borrowing at long–term	-	663,922,847
Proceeds from borrowing at short–term	198,316,325	1,061,177,819
Total loan proceeds from borrowing	198,316,325	1,725,100,666

Repayments of borrowing	(76,800,786)	(2,120,150,767)
Dividends paid	(170,547,577)	(35,639,263)
Interest paid	(110,963,263)	(112,199,382)
Other cash outflows	(1,570)	8,860,313

Cash flows used in financing activities (continuing operations)	(146,160,393)	(534,028,433)
Cash flows from financing activities (discontinued operations)	-	35,258,696

Net cash flow used in financing activities	(146,160,393)	(498,769,737)

Net increase (decrease) in cash and cash equivalents before the effects of exchange rates variations	(48,795,192)	65,832,901

Effects of variations in the exchange rate on cash and cash equivalents	(15,172,751)	5,079,812

Net increase (decrease) in cash and cash equivalents	(63,967,943)	70,912,713
Cash and cash equivalents at the beginning of the period	268,275,126	218,871,793

Cash and cash equivalents at the end of the period	204,307,183	289,784,506

Incuded in cash and cash equivalents per the statement of financial situation	204,307,183	289,784,506
Incuded in the assets of the disposal group	-	-

The accompanying notes are an integral part of these condensed consoliodated interim financial statements.

Cencosud S.A. and subsidiaries
Notes to the unaudited condensed consolidated interim financial statements

1
General information

Cencosud S.A. (hereinafter “Cencosud Group,” “the Company,” “the Holding,” “the Group”) taxpayer ID number 93.834.000-5 is a public corporation with an indefinite life, with its legal residence at Avda. Kennedy 9001, 4th floor, Las Condes, Santiago, Chile.

Cencosud S.A. is a public company registered with the Chilean Superintendence of Securities and Insurance (SVS), under No.743, which shares are quoted in Chile on the Stock Brokers-Stock Exchange (Valparaíso), the Chilean Electronic Stock Exchange and the Santiago Stock Exchange; it is also quoted on the United States of America Stock Exchange (“NYSE”) in New York in the form of American Depositary Receipts (ADRs).

Cencosud S.A. is a retail operator in Latin America, which has active operations in Chile, Argentina, Brazil, Colombia and Peru, where it has developed a successful multi-format and multi-brand strategy reaching sales of ThCh$ 4,991,183,705 as of June 30, 2016.

During the year ended June 30, 2016, the Company employed an average of 139,693 employees, ending with a total number of 138,537 employees.

The Company’s operations include supermarkets, hypermarkets, home improvement stores, department stores, shopping centers, as well as real estate development and financial services, which makes it the most diversified retail company of Latin-American capital in South America with the biggest offering of square meters, it caters to the consumption needs of over 180 million customers.

Additionally, it operates other lines of business that complement the main retail operations, such as insurance brokerage, a travel agency, customer loyalty services and family entertainment centers. All of these services have gained recognition and prestige among customers, with brands that excel at quality and service.

The Company splits its equity among 2,842,520,872 shares of a single series whose main shareholders are the following:

Major shareholders as of June 30, 2016	Shares	Interest
		%
Inversiones Quinchamali Limitada	573,754,802	20.185%
Inversiones Latadia Limitada	550,823,211	19.378%
Inversiones Tano Limitada	457,879,800	16.108%
Banco de Chile on behalf of third parties	189,280,653	6.659%
Banco Itau on behalf of investors	144,142,315	5.071%
Horst Paulmann Kemna	70,336,573	2.474%
Fondo de Pensiones Habitat C	60,083,943	2.114%
Banco Santander - JP Morgan	59,752,229	2.102%
Provida C Pension Fund	56,826,301	1.999%
Habitat B Pension Fund	40,980,298	1.442%
Capital C Pension Fund	37,802,208	1.330%
Provida B Pension Fund	36,999,974	1.302%
Other shareholders	563,858,565	19.837%

Total	2,842,520,872	100.000%

The Cencosud group is controlled by the Paulmann family, as detailed below:

Interest of Paulmann family as of June 30, 2016	Interest
%
Inversiones Quinchamali Limitada	20.185%
Inversiones Latadia Limitada	19.378%
Inversiones Tano Limitada	16.108%
Horst Paulmann Kemna	2.474%
Manfred Paulmann Koepfer	0.489%
Peter Paulmann Koepfer	0.495%
Heike Paulmann Koepfer	0.490%
Succession of Mrs. Helga Koepfer Schoebitz	0.114%
Inversiones Alpa Limitada	0.026%

Total	59.760%

These condensed consolidated interim financial statements of Cencosud group as of June 30, 2016, were approved by the Board of Directors in a session held on August 25, 2016.
2
Summary of the main accounting policies

2.1
Presentation basis

The consolidated financial statements of Cencosud S.A. have been prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

These condensed consolidated interim financial statements for the six months ended June 30, 2016 have been prepared in accordance with IAS 34, “Interim financial reporting” and do not include all the information required for a complete set of IFRS annual financial statements. Accordingly, the condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2015, which have been prepared in accordance with IFRS.

2.2                      New and amended standards adopted by the group

(a) The following standards and interpretations are compulsory for the first adoption for annual periods beginning on or after January 1, 2016.

Standards and interpretations

IFRS 14 Regulatory Deferral Accounts. Originally issued in January 2014. The objective of IFRS 14 is to specify the financial reporting requirements for 'regulatory deferral account balances' that arise when an entity provides good or services to customers at a price or rate that is subject to rate regulation.

Amendments and improvements

IFRS 11 Joint Arrangements. Publicated May 2014. The amendments clarify the accounting for acquisitions of an interest in a joint operation when the operation constitutes a business. They require an investor to apply the principles of Business Combinations accounting when it acquires an interest in a joint operation that constitutes a business.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 38, "Intangible Assets". Publicated May 2014. This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.

Amendment to IAS 16 "Property, Plant and Equipment", and IAS 41 “Agriculture”. Publicated June 2014. These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather tan IAS 41.

Amendment to IAS 27 "Consolidated and Separate Financial Statements". Publicated August 2014. The amendment allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated September 2014. The amendments address a conflict between the requirements of IAS 28 'Investments in Associates and Joint Ventures' and IFRS 10 'Consolidated Financial Statements' and clarify that in a transaction involving an associate or joint venture the extent of gain or loss recognition depends on whether the assets sold or contributed constitute a business.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Publicated December 2014. These Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities. The amendment defines that when applying the equity method to an associate or a joint venture, a non-investment entity investor in an investment entity may retain the fair value measurement applied by the associate or joint venture to its interests in subsidiaries.

Amendment to IAS 1 “Presentation of Financial Statements”. Publicated December 2014. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports. The amendment to ensure that entities are able to use judgement when presenting their financial reports as the wording of some of the requirements in IAS 1 had in some cases been read to prevent the use of judgement.

Annual Improvements to IFRSs 2012–2014 Cycle. Publicated on September 25, 2014

Amendment to IFRS 5 " Non-current Assets Held for Sale and Discontinued Operations". The amendment adds specific guidance in IFRS 5 changes in methods of disposal, for cases in which an entity reclassifies an asset from held for sale to held for distribution or vice versa and cases in which held-for-distribution accounting is discontinued.

Improvements to IFRS 7 " Financial Instruments: Disclosures". It adds additional guidance to clarify whether a servicing contract is continuing involvement in a transferred asset for the purpose of determining the disclosures required. This also clarifies the applicability of the amendments to IFRS 7 on offsetting disclosures to condensed interim financial statements.

Improvements to IAS 19, "Employee Benefits". It clarifies that the high quality corporate bonds used in estimating the discount rate for post-employment benefits should be denominated in the same currency as the benefits to be paid.

Improvements to IAS 34, " Interim Financial Reporting". This clarifies the meaning of 'elsewhere in the interim report' and requires a cross-reference.

Managenment has assessed the adoption of these standards, amendments and interpretations, and it has concluded that there are not a material impact on Financial Satements of the Group.

(b) New standards, amendments and interpretations not yet adopted.

Standards and interpretations	Description	Application for annual periods beginning on or after:
IFRS 9 “Financial Instruments”
The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.
01-01-2018
IFRS 15 “Revenue from Contracts with Customers”

This standard defines a new model to recognize revenue from contracts with costumers. The standard deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations.
01-01-2018
IFRS 16 “Leases”

Specifies how an IFRS reporter will recognise, measure, present and disclose leases. The new standard brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting however remains largely unchanged and the distinction between operating and finance leases is retained. The standard also provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.
01-01-2019

Amendments and improvements	Description	Application for annual periods beginning on or after:
Amendment to IAS 7 “Statement of Cash Flows”
The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities. The amendments in Disclosure Initiative (Amendments to IAS 7) come with the objective that entities shall provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities.
01-01-2017
Amendment to IAS 12 “Income Taxes”

The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset that is related to a debt instrument measured at fair value is mainly attributable to uncertainty about the application of some of the principles in IAS 12. Therefore the amendments consist of some clarifying paragraphs and an illustrating example.
01-01-2017
These standards, amendments and interpretations are not expected to have a material impact on the Group, except for IFRS 15, IFRS 16 and IFRS 9, whose potential impacts are still being assessed by the Group. In particular regarding IFRS 16 the Company is analyzing the impacts that the new standard would have over the Financial Statements, Covenants and other financial indicators.”

2.3
Accounting policies

The accounting policies adopted are consistent with those applied during the previous financial year and corresponding interim reporting period, except for the estimation of income tax and adoption of new and amended standards disclosed in Note 2.2.

Income taxes for interim periods are accounted for using the tax rate that would be applicable to expected total annual income before taxes.

2.4
Changes in accounting policies

The Company assess accounting policies frequently, and decide to change any of the adopted standards only if the change: i) is required by a new IFRS ; or ii) results in the financial statements providing reliable and more relevant information about the effects of transactions, other events or conditions on the entity's financial position, financial performance, or cash flows.

Except for the change in the accounting policy related to the allocation in the statement of profit and loss of the effects of measurement at fair value of the ineffective portion of designated hedges, and economic hedges, described in note 23, no other changes in accounting policies have been adopted by the Company during for the six months ended June 30, 2016 and 2015, except for the adoption of new and amended standards disclosed in note 2.2., no other changes in accounting policies have been adopted by the Company for the six months periods ended June 30, 2016 and 2015.

2.5
Income tax.

On September 29, 2014, Law No. 20,780 was enacted and published in the Official Gazette, introducing various amendments to the current income tax law and taxation rules for other taxes in Chile. Under the recently enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017 and 2018 and following fiscal years, respectively, such newly enacted rates are applicable based on the Company’s adoption of the partially integrated system.

The above implies that the income tax rate in Chile is 24% for the 2016 fiscal year. Therefore, for the close of the financial statements as of June 30, 2016, a tax rate of 24% has been considered in the determination of the income tax provision.

2.6
Assets and liabilities held for sale and discontinued operations

Non current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use and the sale is considered highly probable. Assets classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell, except forinvestment properties, financials instruments and others that are carried at fair value. An impairment loss is recognized for any initial or subsequent write down of the asset (or disposal group) to fair value less cost to sell. A gain is recognized for any subsequent increases in fair value less costs to sell of an asset ( or disposal group), but not in excess of any cumulative impairment loss previously recognized. A gain or loss not previously recognized by the date of the sale of the non current asset (or disposal group) is recognized at the date of recognition. Non-current assets (including those that are part of disposal group) are notdepreciated or amortized while they are classified as held for sale.

Non current assets classified as held for sale and the assets of a disposal group classified as held for sale are presented separately from the other assets in the statement of financial position. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the statement of financial position.

A discontinued operation is a component of the entity that has been disposed of or is classified as held for sale and that represents a separate major line of business or geographical area of operations, or is a subsidiary acquired exclusively with a view to resale. The results of discontinued operations, net of tax, are presented separately in the statement of profit and loss. Net cash flows attributable to the operating, investing and financing activities of discontinued operations are required to be disclosed either in the notes to the financial statements or on the face of the statements of cash flows. IFRS 5 requires that a company “re-present” its statement of comprehensive income as if the operation had been discontinued for all prior periods presented.

Assets held for sale, and associated liabilities, are detailed on note 21 to these condensed interim financial statements.

2.7
Seasonability

The Company experiences distinct seasonal sales patterns at supermarkets due to heightened consumer activity throughout the Christmas and New Year holiday season, as well as during the beginning of each school year in March. During these periods, the Company promotes the sale of non-food items particularly by discounting imported goods, such as toys throughout the Christmas holiday season, and school supplies during the back-to-school period. Conversely, the Company usually experiences a decrease in sales during the summer vacation months of January and February.

The Company does not experience significant seasonality in the home improvement sector.

Department stores have also experienced historically distinct seasonal sales patterns due to heightened consumer activity throughout the Christmas and New Year holiday season. As a result, the strongest quarter in terms of sales is the fourth quarter.

Shopping center revenues generally increase during the Christmas and New Year holiday season, reflecting the seasonal sales peak for shopping centers.
3
Risk management policies

The Company is exposed to a variety of financial risks: market risk (including interest rate risk and foreign exchange rate risk), credit risk and liquidity risk.

The condensed interim consolidated financial statements do not include all financial risk management information and disclosure required in the annual financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements as of December 31, 2015.

There have been no changes in the risk management policies and procedures between the dates of the annual and these interim consolidated financial statements as of June 30, 2016.
3.1.
Valuation methodology (initially and subsequently).

Financial instruments that have been accounted for at fair value in the statement of financial position as of June 30, 2016 and December 31, 2015 have been measured using the methodologies as set forth in IFRS 13. These methodologies applied for each class of financial instruments are classified using the following hierarchy:

Level I: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted (unadjusted) market prices at the end of the reporting period. The quoted marked price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

Level II: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

Level III: If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

●
Quoted market prices or dealer quotes for similar instruments;
●
The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves;
●
The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date, with the resulting value discounted back to present value;
●
Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

Group valuation process

The Group has established control framework with respect to the measurements of fair value. This includes a valuation team that has an overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the regional CFO.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence from third parties to support the conclusion that such valuations meet the requirements of IFRS, including the fair value hierarchy in which such valuation should be classified.

Taking into account the nature and characteristics of the instruments maintained in its portfolio, the Company classifies its valuation methodologies in the three aforementioned levels. Currently, the valuation process considers internally developed valuation techniques, for which parameters and observable market inputs are used, mainly using the present value methodology.

As of June 30, 2016 and December 31, 2015, the Group has no financial instruments that have been valuated using inputs assessed as level III, however, the procedures above are in line with the Group policies regarding the estimation and review of the inputs used in fair-valuing financial asset and recurrent and non-recurrent non-financial assets.

The tables below show the total value of each type of the financial instruments valued under each category, and its respective percentage, as of June 30, 2016 and December 31, 2015:

Table Valuation methodologies.

June 2016
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual funds	26,197,515	100%	-	-	-
	Other financial Instruments	Highly liquid financial instruments	32,405,401	100%	-	-	-
		Other financial investments	229,048	100%	-	-	-
Credit cards and trade Receivables, net	Cash and cash equivalents	Cash balances	29,829,299	-	-	-	100%
		Bank balances	103,286,340	-	-	-	100%
		Short-term deposits	71,191,544	-	-	-	100%
	Receivables	Receivables due from Bretas	3,050,612	-	-	-	100%
		Credit card and trade receivables, net	782,880,823	-	-	-	100%
	Receivables from related entities	Related entities, current	18,532,418	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	334,122,443	-	-	-	100%
		Non-Current	236,674,989	0.1%	-	-	99.9%
	Bonds payable	Current	73,814,637	-	-	-	100%
		Non-Current	2,474,397,488	0.3%	-	-	99.7%
	Other loans (lease)	Current	2,904,270	-	-	-	100%
		Non-Current	21,016,922	-	-	-	100%
	Deposits and saving accounts	Current	55,875,579	-	-	-	100%
		Non-Current	47,702,371	-	-	-	100%
	Letters of credit	Non-Current	7,954,305	-	-	-	100%
	Other financial liabilities	Current	2,717,128	-	-	-	100%
	Trade payables	Current	1,354,595,862	-	-	-	100%
		Non-Current	370,339	-	-	-	100%
	Withholding taxes	Current	152,762,724	-	-	-	100%
		Non-Current	4,267,602	-	-	-	100%
	Payables to related entities	Current	20,647,293	-	-	-	100%
	Other financial liabilities	Cross currency swaps - forward	2,136,343	-	100%	-	-
Hedges	Hedging derivatives	Cash flow hedging liability	3,586,233	-	100%	-	-
		Cash flow hedging asset	294,981,326	-	100%	-	-
		Fair value hedging asset	60,778,253	-	100%	-	-

December 2015
			Valuation method				Amortized
Classification	Group	Type	Value	Level I	Level II	Level III	cost
			ThCh$	%	%	%	%
At fair value through profit or loss	Mutual funds	Mutual fund shares	181,562,472	100%	-	-	-
	Derivatives	Forward	1,873,528	-	100%	-	-
	Other financial Instrument	Highly liquid financial instruments	71,414,725	100%	-	-	-
		Other financial investments	185,549	100%	-	-	-
Trade Receivables, net	Cash and cash equivalents	Cash balances	41,943,295	-	-	-	100%
		Bank balances	189,062,850	-	-	-	100%
		Short-term deposits	37,268,981	-	-	-	100%
	Receivables	Receivables due from Bretas	2,625,340	-	-	-	100%
		Trade receivables, net	850,836,235	-	-	-	100%
	Receivables from related entities	Related entities, current	14,851,194	-	-	-	100%
Financial liabilities and payables	Bank loans	Current	193,821,962	-	-	-	100%
		Non-Current	269,733,099	-	-	-	100%
	Bonds payable	Current	61,488,514	-	-	-	100%
		Non-Current	2,586,966,437	-	-	-	100%
	Other loans (lease)	Current	3,025,088	-	-	-	100%
		Non-Current	29,524,500	-	-	-	100%
	Deposits and saving accounts	Current	94,067,332	-	-	-	100%
		Non-Current	23,601,397	-	-	-	100%
	Debt purchase affiliates	Current	1,388,767	-	-	-	100%
		Non-Current	4,889,206	-	-	-	100%
	Letters of credit	Non-Current	8,235,348	-	-	-	100%
	Other financial liabilities	Current	2,323,419	-	-	-	100%
	Trade payables	Current	1,622,571,864	-	-	-	100%
		Non-Current	571,936	-	-	-	100%
	Withholding taxes	Current	233,952,931	-	-	-	100%
		Non-Current	3,931,055	-	-	-	100%
	Payables to related entities	Current	29,196,949	-	-	-	100%
Hedges	Hedging derivatives	Cash flow hedging liability	1,146,350	-	100%	-	-
		Cash flow hedging asset	382,046,136	-	100%	-	-
		Fair value hedging asset	36,675,561	-	100%	-	-

Instruments classified as Level II correspond mainly to interest rate and cross currency swaps that have been valued by discounting the future cash flows stipulated in the contract for both the asset and liability component of each instrument. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each component and inferred from transactions involving risk-free instruments in the relevant market.

The Group recognizes transfers between levels of the fair value hierarchy at the end the reporting period during the change has occurred. As of June 30, 2016 and December 31, 2015, there have been no transfers between level I and II, and transfers out of level III to another level of fair value.

3.2. Reclassifications.

As of the end of this reporting period, the Company has not reclassified any entries in the aforementioned financial instrument categories.

3.3. Liquidity risk.

The concept of liquidity risk is used by the Company to refer to financial uncertainty, at different time horizons, related to its capacity to respond to cash needs to support its operations, under both normal and exceptional circumstances.

Compared to year ended, there was no material change in the contractual undiscounted cash out flows for financial liabilities that affect the Company´s liquidity risk.

3.4  Fair value of financial assets and liabilities measured at amortized cost.

In order to estimate the fair value of debt instruments accounted for at amortized cost, the Company has estimated the cash flows from variable interest obligations using relevant swap curves. The structure of interest rates used to bring the future cash flows to present value is constructed based on the currency of each obligation and corresponds to the risk-free curve in the relevant market plus a credit spread inferred from the initial contractual conditions of each obligation.

The fair value of borrowings (bank loans and bons payables) which are classified within Level II of the fair value hierarchy, are as follows:

	As of
Borrowings	June 30,2016	December 31,2015
	ThCh$	ThCh$
Current	408,108,385	251,026,066
Non-Current	2,742,424,813	2,904,902,482
Total	3,150,533,198	3,155,928,548

The fair value of the following financial assets and liabilities approximate their carrying amount:
●
Trade and other receivables
●
Other current financial assets
●
Cash and cash equivalents (excluding bank overdrafts)
●
Trade and other payables

●
The following assets and liabilities within the held-for-sale disposal group:
¯
Cash and cash equivalents
¯
Other current assets
¯
Trade and other payables
¯
Borrowings
¯
Other current liabilities

4
Estimates, judgment or criteria applied by management

The estimates and criteria used are continuously assessed and are based on prior experience and other factors, including the expectation of occurrence of future events that are considered reasonable according to the circumstances.

The preparation of interim financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed interim financial statements, the significant judgments made by management in applying the group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2015, with the exception of changes in estimates that are required in determining the provision for income taxes and changes derived from adoption of new pronouncements as mentioned in note 2.5.

4.1 Investment property

a) Fair value measurement for lands

The fair value for land was determined by the Company’s finance department, consulting with external and independent property valuers who have the appropriate recognized professional qualification and recent experience in the location and category of the property being valued.

The methodology used in determining the fair value of lands was the market approach, which consists of determining the fair value based on recent transactions occurred in the market.

This measurement corresponds to level II of the fair value hierarchy.

b) Fair value measurements for investment properties other than land.

The Company’s finance department is responsible for determining fair value measurements included in the financial statements, including Level 3 fair values of investment properties. The Company’s finance department includes a valuations team that prepares a valuation for each investment property every quarter. The valuation team reports directly to the Chief Financial Officer (CFO) and the Audit Committee (AC).Discussions of valuation processes, key inputs and results are held between the CFO, AC and the valuation team at least once every quarter, in line with the Company’s quarterly reporting dates.

The fair value measurement for this type of investment has been categorized as a level III fair value based on the inputs used in the valuation technique. Investment properties are valued on a highest and best use basis. Changes in Level 3 fair values are analyzed at each reporting date during the quarterly valuation discussions between the CFO, AC and the valuation team. As part of this discussion, the team presents a report that explains the reasons for the fair value movements.

For all of the Company’s investment properties, the current use is considered to be the highest and best use.

The Company’s policy is to recognize transfers into and transfers out of fair value hierarchy levels as of the date of the event or change in circumstances that caused the transfer. There were no transfers in or out of Level 3 fair value measurements for investment properties during the period, nor transfers between Level 1 and Level 2 of the fair value hierarchy.

For investment property the methodology of the discounted future cash flows uses a country-specific WACC post- tax rate, measured in real terms and differentiated by country. To this effect, a calculation is performed to obtain the net revenues that correspond to the lease income minus the direct costs and operating expenses. Additionally, the projected cash flows used the historical information of the recent years and the projected macroeconomic variables that will affect each country.

The rates used as of June 30, 2016 and December 31, 2015 are as follows:

	WACC rate as of
Country	6/30/2016	12/31/2015

Chile	6.43%	6.73%
Argentina	16.38%	22.50%
Peru	7.16%	7.50%
Colombia	7.25%	7.66%

The cash flows are calculated in a scenario of moderated growth for those investment properties that have reached the expected maturity level and the main variables used are:

1. Determination of the Discount Rate

The discount rate is reviewed quarterly for each country and consists of the following factors:

a) BETA: Because the American market presents a greater number of comparable companies within this industry, using betas of companies in that country.
b) Risk-free rate: It draws on the U.S. Treasury rate at 30 years (30yr T-Bond)
c) Risk premium: Estimated on long-term returns of the stock market and the country risk of each transaction, estimated by the Credit Default Swap to 10 years (10yr CDS). In the case of Argentina’s country risk used is the average of the last three years.
d) Leverage Ratio: Estimated as of BETA referring them on 66.9% equity and 33.1% debt.
e) Tax rate: We use the tax rate in effect in each country
f) Spread: The international bond spread of Cencosud is used to estimate the return on debt which is similar to the Industry spread. With all these factors we estimate the discount rate (WACC) nominal and real, the latter being used as the flow is estimated at UF (Unidad de Fomento) in Chile, or adjusted for inflation in Peru and Argentina

2.       Revenue growth:

The evolution of income depends on the property, but remains between 0.5% and 1.0% annual real growth, except those newly opened malls whose maturation does expect superior performance improved in the first years of operation. The revenue projection is reviewed quarterly so that it is aligned to the budget approved by the board in the short term and that their expectations of long-term trends are in line with the life cycle in which the asset is (Shopping).

3. Growth in costs and expenses:

As income, change in expenditure depends on the property but always reflects the standard structure resulting from the operation of such properties and operating agreements signed with tenants. These are also reviewed quarterly to be aligned with the budget and expected evolution for each Shopping.

4. Investment Plan:

For each shopping center, the Company reviews whether the investment plans is in line with the characteristics of each property and the life cycle in which they are placed.

Based on the points described above, the estimated available flow projection thirty-year term, after which is estimated a perpetuity. The present value of these flows determines the fair value of the investment property.

5.        Valuation technique and Inter-relationship between key unobservable inputs.

Valuation technique (Discounted cash flows): The valuation model considers the present value of the net cash flows to be generated from the property taking into account expected revenue growth, occupancy rates, other cost and expenses not paid by tenants. The expected net cash flows are discounted using risk-adjusted discount rates (see above on “determination of discount rate”). Among other factors, the discount rate estimation considers the quality of a building and its location, tenant credit and lease terms.

Class	Country (*)	Unobservable input	Range

Malls	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

	Argentina	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate	90% - 100%

Office	Chile	Expected revenue growth (real)	0.5% - 1%
		Occupancy rate (1st through 5th year)	50% - 90%%
		Thereafter	80% - 98%

(*) The group concentrates 89% of the total of the investment properties in Chile and Argentina.

The estimated fair value of the investment properties would increase (decrease) if:
●
Risk-adjusted discount rate were lower (higher)
●
Expected revenue growth were higher (lower)
●
The occupancy rate were higher (lower)
5
Other financial assets, current and non-current
The composition of this item as of June 30, 2016 and December 31, 2015 includes the following:

	As of
Other financial assets, current	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Mutual Funds units (*)	26,197,515	181,562,472
Hedging derivatives	-	1,873,528
Highly liquid financial instruments	32,405,401	71,414,725

Total other financial assets, current	58,602,916	254,850,725

	As of
Other financial assets, non-current	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Hedging derivatives	355,759,579	418,721,697
Financial investments Long term	229,048	185,549
Account receivable due from Bretas	3,050,612	2,625,340

Total other financial assets, non-current	359,039,239	421,532,586
(*) Mutual Funds units are mainly fixed rate investments.

 6
Trade receivables and other receivables

Trade receivables and other receivables as of June 30, 2016 and December 31, 2015 are as follows:

	As of
Trade receivables and other receivables net, current	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, current	152,105,842	174,446,809
Credit card receivables net, current	345,705,703	342,372,436
Other receivables, net, current	266,053,903	302,409,953
Letters of credit loans	637,948	610,185

Total	764,503,396	819,839,383

	As of
Trade receivables and other receivables, net, non-current	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables net, non-current	-	415,973
Credit card receivables net, non-current	2,232,760	4,610,379
Other receivables, net, non-current	6,770,234	16,312,688
Letters of credit loans	9,374,433	9,657,812

Total	18,377,427	30,996,852

	As of
Trade receivables and other receivables, gross, current	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, current	166,367,805	192,176,807
Credit card receivables gross, current	364,147,592	358,131,672
Other receivables gross, current	280,567,915	313,390,901
Letters of credit loans	796,430	776,786

Total	811,879,742	864,476,166

	As of
Trade receivables and other receivables, gross, non-current	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Trade receivables gross, non-current	-	415,973
Credit card receivables gross, non-current	2,232,760	4,610,379
Other receivables gross, non-current	6,770,234	16,312,688
Letters of credit loans, non-current	9,374,433	9,657,812

Total	18,377,427	30,996,852

	As of
Trade receivables and other receivables close to maturity	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Less than three months	565,716,797	622,399,661
Between three and six months	72,263,435	65,106,283
Between six and twelve months	68,165,158	60,918,226
In more than twelve months	18,377,427	30,996,852

Total	724,522,817	779,421,022

The maturity of past due trade receivables as of June 30, 2016 and December 31, 2015 is as follows:

	As of
Trade receivables past due but not impaired	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Past due less than three months	72,542,766	81,294,828
Past due between three and six months	16,213,283	10,635,980
Past due between six and twelve months	4,794,431	10,809,004
Past due in more than twelve months	12,183,872	13,312,184

Total	105,734,352	116,051,996
The movement of the bad debt allowance is as follows:

	As of
Change in bad debt allowance	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Initial balance	44,636,783	45,643,245
Increase in provision	23,884,467	27,855,602
Utilized provision	(10,466,230)	(23,427,920)
Decrease in provision	(10,678,674)	(60,904,525)
Reclassified to assets held for sale	-	55,470,381

Total	47,376,346	44,636,783
The maximum exposure to credit risk at the date of the report is the book value in each category of the trade account; Cencosud Group does not request collateral as a guarantee.
7
Transactions with related parties
Transactions with related companies are based on immediate payment or collection or with a term of up to 30 days, and are not subject to special conditions. These operations comply with what is established in articles 44 and 49 of Law N° 18,046 that regulates the Corporations. It is noteworthy that the related party transactions are in accordance with IAS 24 (Revised) “Related Parties”. The Company has a policy to disclose all transactions performed with related parties during the period.

7.1 Trade receivables from related entities

The composition of the item as of June 30, 2016 and December 31, 2015 is as follows:
		Receivables from related entities				Balance as of
		Transaction	Transaction	Nature of		Current		Non-current
Tax ID Number	Company	description	term	relationship	Currency	6/30/2016	12/31/2015	6/30/2016	12/31/2015
ThCh$							ThCh$	ThCh$	ThCh$
96.863.570-0	Inmobiliaria Mall Viña del Mar S.A.	Dividends receivable	Current	Associate	Chilean Pesos	-	1,516,720	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade receivable	Current	Associate	Chilean Pesos	13,162,081	7,552,703	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Dividends receivable	Current	Associate	Chilean Pesos	2,670,729	3,707,894	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade receivable	Current	Associate	Chilean Pesos	1,573,447	1,383,949	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Dividends receivable	Current	Associate	Chilean Pesos	33,114	265,914	-	-
76.388.146-6	Operadora de Procesos S.A.	Dividends receivable	Current	Associate	Chilean Pesos	228,066	-	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade receivable	Current	Associate	Chilean Pesos	412,259	413,421	-	-
76.388.155-5	Servicios Integrales S.A.	Dividends receivable	Current	Associate	Chilean Pesos	61,137	-	-	-
76.388.155-5	Servicios Integrales S.A.	Trade receivable	Current	Associate	Chilean Pesos	391,585	10,593	-	-

Total						18,532,418	14,851,194	-	-

7.2 Trade payables to related entities

The composition of the item as of June 30, 2016 and December 31, 2015 is as follows:

		Payables to related entities				Balance as of
		Transaction	Transaction	Nature of		Current		Non-current
Tax ID number	Company	description	term	relationship	Currency	6/30/2016	12/31/2015	6/30/2016	12/31/2015
ThCh$							ThCh$	ThCh$	ThCh$
-	Loyalti Del Perú S.A.C.	Fund transfer	Current	Associate	Peruvian New Sol	291,582	444,619	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Trade payable	Current	Associate	Chilean Pesos	17,086,960	24,723,846	-	-
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Trade payable	Current	Associate	Chilean Pesos	2,843,790	1,640,310	-	-
76.388.146-6	Operadora de Procesos S.A.	Trade payable	Current	Associate	Chilean Pesos	386,028	2,388,174	-	-
76.388.155-5	Servicios Integrales S.A.	Trade payable	Current	Associate	Chilean Pesos	38,933	-	-	-

Total						20,647,293	29,196,949	-	-

7.3 Transactions with related parties and impact on profit and loss

The operations and its impact on profit and loss are presented for the years ended June 30, 2016 and 2015, as follows:

Transactions

Tax ID Number	Name	Nature ofrelationship	Transactiondescription	Currency	Country	6/30/2016	Impact toprofit and loss(charge/credit)	6/30/2015	Impact toprofit and loss(charge/credit)
						ThCh$	ThCh$	ThCh$	ThCh$

3.294.888-K	Horst Paulmann Kemna	Board of Directors President	Dividends paid	Chilean pesos	Chile	4,220,194	-	886,173	-
4.580.001-6	Helga Koepfer Schoebitz	Shareholder	Dividends paid	Chilean pesos	Chile	186,029	-	39,063	-
76.425.400-7	Inversiones Tano Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	27,472,788	-	5,768,855	-
86.193.900-6	Inversiones Quinchamali Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	34,425,288	-	7,228,772	-
96.802.510-4	Inversiones Latadia Ltda.	Shareholder	Dividends paid	Chilean pesos	Chile	33,049,393	-	6,939,854	-
7.012.865-9	Manfred Paulmann Koepfer	Shareholder	Dividends paid	Chilean pesos	Chile	751,144	-	157,728	-
8.953.509-3	Peter Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	746,793	-	156,815	-
8.953.510-7	Heike Paulmann Koepfer	Director	Dividends paid	Chilean pesos	Chile	737,417	-	154,846	-

0-E	Plaza Lima Norte	Company director relationship	Leases paid	Peruvian New Sol	Peru	-	-	426,657	(426,657)
0-E	Plaza Lima Norte	Company director relationship	Utilities paid	Peruvian New Sol	Peru	-	-	176,462	(176,462)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Leases paid	Chilean pesos	Chile	1,407,010	(1,407,010)	1,881,599	(1,881,599)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Utilities Paid	Chilean pesos	Chile	955,675	(955,675)	1,134,104	(1,134,104)
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Dividends paid	Chilean pesos	Chile	-	-	1,331,980	-
96.863.570-0	Inmobiliaria Mall Viña Del Mar S.A.	Associate	Sale of goods	Chilean pesos	Chile	15,791	15,791	3,957	3,957
77.209.070-6	Viña Cousiño Macul S.A.	Common director	Merchandise buying	Chilean pesos	Chile	369,462	(369,462)	594,811	(594,811)
92.147.000-2	Wenco S.A.	Common director	Merchandise buying	Chilean pesos	Chile	1,409,848	(1,409,848)	837,856	(837,856)
92.147.000-2	Wenco S.A.	Common director	Sale of goods	Chilean pesos	Chile	5,536	5,536	30,676	30,676
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Leases collected	Chilean pesos	Chile	101,117	101,117	90,430	90,430
76.076.630-5	Maxi Kioskos Chile S.A.	Company’s Director	Utilities collected	Chilean pesos	Chile	135,419	135,419	113,797	113,797
78.410.320-K	Imp y Comercial Regen Ltda.	Company’s Director	Merchandise buying	Chilean pesos	Chile	159,258	(159,258)	194,781	(194,781)
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Leases collected	Chilean pesos	Chile	135,529	135,529	113,890	113,890
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Sale of goods	Chilean pesos	Chile	9,740	9,740	14,444	14,444
78.410.320-K	Imp Y Comercial Regen Ltda.	Company’s Director	Common expenses collected	Chilean pesos	Chile	48,347	48,347	40,628	40,628
88.983.600-8	Teleductos S.A.	Common director	Leas collected	Chilean pesos	Chile	688,106	688,106	587,161	587,161
88.983.600-8	Teleductos S.A.	Common director	Services provided	Chilean pesos	Chile	628,182	(628,182)	320,006	(320,006)
92.491.000-3	Labsa Inversiones Ltda.	Company, director relationship	Leases paid	Chilean pesos	Chile	338,442	(338,442)	284,405	(284,405)
93.737.000-8	Manquehue Net S.A.	Common director	Services provided	Chilean pesos	Chile	28,313	(28,313)	10,046	(10,046)

96.566.940-K	Agencias Universales S.A.	Common director	Services provided	Chilean pesos	Chile	2,882	(2,882)	84,045	(84,045)
96.566.940-K	Agencias Universales S.A.	Common director	Sale of goods	Chilean pesos	Chile	2,659	2,659	9,855	9,855
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	517,130	(517,130)	815,304	(815,304)
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Sale of goods	Chilean pesos	Chile	-	-	8,787	8,787
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Leases paid	Chilean pesos	Chile	113,255	113,255	95,172	95,172
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Common expenses collected	Chilean pesos	Chile	22,656	22,656	19,039	19,039
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	43,724	43,724	-	-
90.193.000-7	Empresa El Mercurio.S.A.P.	Common director	Services provided	Chilean pesos	Chile	1,385,283	(1,385,283)	1,508,300	(1,508,300)
96.628.870-1	Entel Telefonía Local S.A.	Common director	Services provided	Chilean pesos	Chile	9,495	(9,495)	17,898	(17,898)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	461,677	(461,677)	550	(550)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	1,183,540	(1,183,540)	3,081,054	(3,081,054)
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Lease collected	Chilean pesos	Chile	403,357	403,357	80,711	80,711
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Common director	Services provided	Chilean pesos	Chile	96,046	96,046	-	-
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Leases collected	Chilean pesos	Chile	-	-	338,955	338,955
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Services provided	Chilean pesos	Chile	1,787	(1,787)	1,579	(1,579)
96.566.940-K	Cia Nacional de Telefonos,Telefònica del Sur S.A	Common director	Merchandise buying	Chilean pesos	Chile	4,016	4,016	3,567	3,567
4773765-6	Cristian Eyzaguirre Johnston	Common director	Services provided	Chilean pesos	Chile	-	-	39,376	(39,376)
96.628.870-1	Industria Productos Alimenticios S.A.	Common director	Merchandise buying	Chilean pesos	Chile	330,746	(330,746)	579,779	(579,779)
79.675.370-5	Assets- Chile S.A	Common director	Sale of goods	Chilean pesos	Chile	3,458	3,458	3,594	3,594
70.649.100-7	Centros de Estudios Pùblicos	Company, director relationship	Services provided	Chilean pesos	Chile	834	(834)	19,064	(19,064)
O-E	JetAviation Flight Services Inc.	Company, director relationship	Services provided	US Dollar	Chile	846,375	(846,375)	434,294	(434,294)
92434000	Besalco S.A	Common director	Services provided	Chilean pesos	Chile	3	(3)	1,296	(1,296)
88.417.000-1	Sky Airline S.A.	Company, director relationship	Leases collected	Chilean pesos	Chile	9,535	9,535	8,013	8,013
88.417.000-1	Sky Airline S.A.	Company, director relationship	Other expenses collected	Chilean pesos	Chile	3,251	3,251	2,732	2,732
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Financial retail income	Chilean pesos	Chile	9,649,654	9,649,654	4,388,780	4,388,780
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Cencosud Card sales	Chilean pesos	Chile	330,236,401	-	129,797,514	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Leases collected	Chilean pesos	Chile	494,927,785	-	194,552,016	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Statements collection	Chilean pesos	Chile	591	591	-	-

99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Merchandise buying	Chilean pesos	Chile	6,183	6,183	-	-
99.500.840-8	CAT Administradora de Tarjetas S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	213,791	213,791	18,969	18,969
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	182,317	182,317	224,452	224,452
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Leases collected	Chilean pesos	Chile	-	-	497	497
77.218.570-7	CAT Corredores de Seguros y Servicios S.A.	Associate	Financial retail income	Chilean pesos	Chile	96,252	96,252	51,625	51,625
76.388.155-5	Servicios Integrales S.A.	Associate	Merchandise buying	Chilean pesos	Chile	3,053	3,053	-	-
76.388.155-5	Servicios Integrales S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	28,970	28,970	25,924	25,924
76.388.155-5	Servicios Integrales S.A.	Associate	Financial retail income	Chilean pesos	Chile	96,252	96,252	30,938	30,938
76.388.146-6	Operadora de Procesos S.A.	Associate	Gift Cards buying	Chilean pesos	Chile	-	-	746,135	746,135
76.388.146-6	Operadora de Procesos S.A.	Associate	Commissions payment	Chilean pesos	Chile	3,241,202	(3,241,202)	926,619	(926,619)
76.388.146-6	Operadora de Procesos S.A.	Associate	Financial retail income	Chilean pesos	Chile	3,972,458	3,972,458	505,541	505,541

Addition information required by SVS (Superintendencia de Valores y Seguros) as per communication N°3592 dated January 31, 2014.

a)
Transactions between the holding company Cencosud S.A and its direct and indirect subsidiaries (eliminated in the consolidation process).

Tax ID Number	Company	Nature of relationship	Transaction description	Currency	Country	6/30/2016	Impact to profit or loss (charge/credit)	6/30/2015	Impact to profit or loss (charge/credit)
						ThCh$	ThCh$	ThCh$	ThCh$
93.834.000-5	Cencosud Chile S.A.	Common control	Admin and operational fees	Chilean peso	Chile	41,547,610	(41,547,610)	42,578,329	(42,578,329)
93.834.000-5	Cencosud Chile S.A.	Common control	Push partner income	Chilean peso	Chile	1,925,045	(1,925,045)	-	-
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Leases	Chilean peso	Chile	32,090,941	(32,090,941)	30,876,906	(30,876,906)
94.226.000-8	Cencosud Shopping Centers S.A.	Common control	Utilities	Chilean peso	Chile	8,467,654	(8,467,654)	9,895,702	(9,895,702)
84.671.700-5	Cencosud Retail S.A.	Common control	Leases	Chilean peso	Chile	-	-	751,225	(751,225)
84.671.700-5	Cencosud Retail S.A.	Common control	Sales of inventory	Chilean peso	Chile	594,688	(594,688)	472,850	(472,850)
78.410.990-8	Adm. del Centro Comercial Alto las Condes Ltda.	Common control	Utilities	Chilean peso	Chile	13,636,396	(13,636,396)	12,839,139	(12,839,139)
96.671.750-5	Easy S.A.	Common control	Sale of inventory	Chilean peso	Chile	98,520	(98,520)	523,160	(523,160)
99.500.840-8	CAT Administradora de Tarjetas S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	117,896	(117,896)
96.732.790-5	Inmobiliaria Santa Isabel S.A.	Common control	Leases	Chilean peso	Chile	256,053	(256,053)	244,908	(244,908)
88.235.500-4	Sociedad Comercial de Tiendas S.A.	Common control	Leases	Chilean peso	Chile	1,622,092	(1,622,092)	2,157,059	(2,157,059)
76.433.310-1	Costanera Center S.A.	Common control	Easement	Chilean peso	Chile	12,169,743	(12,169,743)	11,513,745	(11,513,745)
77.312.480-9	Administradora de Servicios Paris Ltda.	Common control	Commissions	Chilean peso	Chile	-	-	880	(880)
76.476.830-2	Cencosud Fidelidad S.A.	Common control	Services rendered	Chilean peso	Chile	12,643,470	(12,643,470)	14,150,566	(14,150,566)
76.568.660-1	Cencosud Administradora de Procesos S.A.	Common control	Admin and operational fees	Chilean peso	Chile	-	-	588,239	(588,239)
77.302.910-k	Logística y Distribución Paris Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	2,902,800	(2,902,800)	2,500,173	(2,500,173)
77.251.760-2	Jumbo Supermercados Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	85,950,845	(85,950,845)	82,365,093	(82,365,093)
79.829.500-4	Eurofashion Ltda.	Common control	Sale of inventory	Chilean peso	Chile	10,387,227	(10,387,227)	8,317,364	(8,317,364)
76.062.794-1	Santa Isabel Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	61,244,677	(61,244,677)	58,213,115	(58,213,115)
O-E	Cencosud (Shanghai) Trading Co., Ltd	Common control	Admin and operational fees	Chilean peso	Chile	1,441,003	(1,441,003)	1,260,329	(1,260,329)
96.988.680-4	Paris Administradora Ltda.	Common control	Admin and operational fees	Chilean peso	Chile	45,226,270	(45,226,270)	42,729,770	(24,134,614)
96.988.700-2	MegaJohnson's Administradora S.A.	Common control	Admin and operational fees	Chilean peso	Chile	9,522,426	(9,522,426)	10,034,059	(10,034,059)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Leases	Chilean peso	Chile	3,118,949	(3,118,949)	4,328,565	(4,328,565)
76.203.299-6	Comercializadora Costanera Center S.P.A.	Common control	Utilities	Chilean peso	Chile	1,682,490	(1,682,490)	2,543,100	(2,543,100)
O-E	Cencosud Argentina S.A.	Common control	Leases	Argentine peso	Argentina	5,859,303	(5,859,303)	6,501,283	(6,501,283)
O-E	Cencosud Argentina S.A.	Common control	Utilities	Argentine peso	Argentina	4,528,929	(4,528,929)	4,830,361	(4,830,361)
O-E	Cencosud Argentina S.A.	Common control	Sales of inventory	Argentine peso	Argentina	-	-	133,513	(133,513)
O-E	Cencosud Argentina S.A.	Common control	Services rendered	Argentine peso	Argentina	3,813,666	(3,813,666)	5,002,222	(5,002,222)
O-E	Jumbo Retail Argentina S.A.	Common control	Leases	Argentine peso	Argentina	241,975	(241,975)	3,309,579	(3,309,579)
O-E	Jumbo Retail Argentina S.A.	Common control	Financial income	Argentine peso	Argentina	3,067,967	(3,067,967)	-	-
O-E	Jumbo Retail Argentina S.A.	Common control	Sale of inventory	Argentine peso	Argentina	340,466	(340,466)	2,817,847	(2,817,847)
O-E	Invor S.A.	Common control	Leases	Argentine peso	Argentina	36,088	(36,088)	210,327	(210,327)

b)
Financing activities between related parties and their conditions

As of June 30, 2016

Grantor	Tax ID	Country	Receiving entity	Instrument	Currency	Rate	Loans granted in local currency	Settlements made in local currency	Grant date	Maturity date
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail S.A.	Fund transfer	Chilean peso	-	896,216,057	854,758,050	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Shopping Centers S.A.	Fund transfer	Chilean peso	-	51,624,986	105,593,060	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora Centro Comercial Alto Las Condes Ltda.	Fund transfer	Chilean peso	-	39,332,583	34,260,634	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Easy S.A.	Fund transfer	Chilean peso	-	436,714,154	456,050,292	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Comercial Food And Fantasy Ltda.	Fund transfer	Chilean peso	-	448,458	667,896	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Ltda.	Future Capitalization	Chilean peso	-	83,226,177	28,155,572	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Temuco S.A.	Fund transfer	Chilean peso	-	1,587	-	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Hotel Costanera S.A.	Fund transfer	Chilean peso	-	2,451,456	671	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Sociedad Comercial de Tiendas S.A.	Fund transfer	Chilean peso	-	3,046,946	115,070,293	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Jumbo Administradora Norte Ltda.	Fund transfer	Chilean peso	-	83,464	41,419	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Costanera Centers S.A.	Fund transfer	Chilean peso	-	2,000,905	28,331,697	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Fidelidad S.A.	Fund transfer	Chilean peso	-	7,579,676	9,394,140	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Servicios Integrales S.A.	Fund transfer	Chilean peso	-	45,355,169	33,826,081	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Administradora de Procesos S.A.	Fund transfer	Chilean peso	-	4,372,275	-	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Logistica y Distribución Paris Ltda.	Fund transfer	Chilean peso	-	3,882,479	3,855,302	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Eurofashion Ltda.	Fund transfer	Chilean peso	-	24,575,170	31,930,955	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Santa Isabel Administradora S.A.	Fund transfer	Chilean peso	-	92,041,931	100,040,070	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Administradora TMO S.A.	Fund transfer	Chilean peso	-	20,308	14,746	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Maipú S.A.	Fund transfer	Chilean peso	-	43,899,619	66,086,194	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Puente S.A.	Fund transfer	Chilean peso	-	70,784,960	101,159,860	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Viña del Mar S.A.	Fund transfer	Chilean peso	-	13,832,296	13,830,929	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	MegaJohnson's Administradora S.A.	Fund transfer	Chilean peso	-	34,413,987	9,598,380	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Johnson's Mega San Bernardo S.A.	Fund transfer	Chilean peso	-	827,293	282,792	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Retail Administradora S.A.	Fund transfer	Chilean peso	-	312,778	734,608	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Comercializadora Contanera Center SPA	Fund transfer	Chilean peso	-	37,380,329	25,438,789	Throughout 2016	-
Cencosud S.A.	93.834.000-5	Chile	Cencosud Internacional Argentina S.P.A.	Fund transfer	Chilean peso	-	23,826	1,005,540	Throughout 2016	-
Cencosud Internacional Ltda.	96.978.180-8	Chile	Cencosud Brasil Comercial S.A.	Fund transfer	US Dollar	-	75,000	-	Throughout 2016	-
Cencosud Peru S.A.	O-E	Peru	Cencosud S.A.	Loan	US Dollar	-	31,279	-	Throughout 2016	-
Cencosud Colombia S.A.	O-E	Chile	Cencosud S.A.	Loan	US Dollar	-	5,449	-	Throughout 2016	-
Unicenter S.A.	O-E	Argentina	Agrojumbo S.A.	Loan	Argentine Peso	18.50%	14,555	-	29-02-2016	27-08-2016
Unicenter S.A.	O-E	Argentina	Agrojumbo S.A.	Loan	Argentine Peso	18.50%	5,956	-	07-03-2016	03-09-2016

7.4
Board of Directors and key management of the Company

The Board of Directors as of June 30, 2016 is comprised of the following people:

Board of directors	Role	Profession
Horst Paulmann Kemna	Chairman	Businessman
Heike Paulmann Koepfer	Director	Commercial Engineer
Peter Paulmann Koepfer	Director	Commercial Engineer
Roberto Oscar Phillips	Director	National Public Accountant
Cristián Eyzaguirre Johnston	Director	Economist
Richard Büchi Buc	Director	Civil Engineer
David Gallagher Patrickson	Director	Businessman
Julio Moura Neto	Director	Engineer
Mario Valcarce Durán	Director	Commercial Engineer
Key management of the Company as of June 30, 2016 is composed of the following people:

Senior management	Position	Profession
Jaime Soler	Chief Executive Officer	Commercial Engineer
Carlos Mechetti	General Counsel	Attorney at law
Bronislao Jandzio	Audit Managing Director	Business Administrator
Renato Fernández	Corporate Affairs Manager	Journalist
Antonio Ureta Vial	Home Improvement Managing Director	Commercial Engineer
Patricio Rivas	Financial Retail Managing Director	Commercial Engineer
Rodrigo Hetz	Human Resources Director	Industrial Engineer
Andres Artigas	Chief Information Officer	Industrial Engineer
Rodrigo Larrain	Chief Financial Officer	Industrial Engineer
Ricardo Bennett	Department Store Managing Director	Industrial Engineer
Tomás Zavala	Corporate Strategy Manager	Industrial Engineer
Carlos Madina	Shopping Centers Managing Director	Business Administrator
7.5
Board of Directors compensation

In accordance with Article 33 of Law N° 18,046 in regards to Corporations, the Ordinary Shareholders’ Meeting held on April 29, 2016, set the following amounts for its annual period:

● Fees paid for attending Board sessions: payment of UF 330 each month for those holding the position of Director of the Board and twice this amount for the President of the Board, if and only if they attend a minimum of 10 ordinary sessions each year,

● Fees paid for attending the Directors’ Committee: payment to each Director of UF 110 for each session they attend,

The details of the amount paid to Directors for the six months ended June 30, 2016 and 2015 are as follows:

Name	Role	June 30, 2016	June 30, 2015
		ThCh$	ThCh$
Horst Paulmann Kemna	Chairman	102,371	88,237
Heike Paulmann Koepfer	Director	51,186	44,119
Peter Paulmann Koepfer	Director	51,186	44,119
Cristián Eyzaguirre Johnston	Director	51,186	44,119
Roberto Oscar Philipps	Director	68,247	58,825
Erasmo Wong Lu Vega (*)	Director	-	44,119
David Gallagher Patrickson	Director	68,247	58,825
Julio Moura	Director	51,186	44,119
Richard Bûchi Buc	Director	68,247	58,825
Mario Valcarce Durán	Director	22,899	-

Total		534,755	485,307

(*) Mr. Erasmo Wong Lu resigned to his designation as Director, with effective date as from August 26, 2015.

7.6
Compensation paid to senior management

Key management compensation	June 30, 2016	June 30, 2015
	ThCh$	ThCh$
Salary and other short term employee benefits	3,575,408	2,798,413
Share based payments	867,643	220,505

Total	4,443,051	3,018,918
The Cencosud Group has established an incentive plan, which rewards management for the achievement of individual objectives in the achievement of the company’s results. These incentives are structured as a minimum and a maximum of gross compensation and are paid once a year.
8                 Inventory
The composition of this item as of June 30, 2016 and December 31, 2015 is as follows:

	As of
Inventory category	June 30, 2016	June 30, 2015
	ThCh$	ThCh$
Raw materials at cost	4,515,058	5,687,964
Goods at cost	1,198,212,181	1,196,132,051
Acummulated impairment	(125,903,937)	(133,510,682)

Net Inventories	1,076,823,302	1,068,309,333
The composition of inventories by business line as of June 30, 2016 and December 31, 2015 is as follows:

	As of June 30, 2016
Inventory category	Departmentstores	Supermarkets	Homeimprovement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material at cost	1,077,417	3,437,641	-	4,515,058
Goods at cost	169,417,947	656,799,258	246,091,039	1,072,308,244

Total	170,495,364	660,236,899	246,091,039	1,076,823,302

	As of December 31, 2015
Inventory category	Departmentstores	Supermarkets	Homeimprovement	Total
	ThCh$	ThCh$	ThCh$	ThCh$
Raw material at cost	1,466,349	4,221,615	-	5,687,964
Goods at cost	186,513,106	658,932,859	217,175,404	1,062,621,369

Total	187,979,455	663,154,474	217,175,404	1,068,309,333
The Company periodically assesses its inventories at their net realizable value, by separating the inventory for each line of business and verifying the age, inventory turnover, sales prices and seasonality. Any adjustments are carried against income of the period.
The goods included in inventory are valued at the lower between their purchase price or production cost, net of allowance for obsolescence, and their net realizable value.

The carrying amount of those inventory groups carried at June 30, 2016 and December 31, 2015 to its net realizable value less selling costs, provides for:
Current Inventories:

	Inventories at net realizable valueas of
Net realizable value movements	6/30/2016	12/31/2015
	ThCh$	ThCh$
Beginning Balance	66,062,640	59,318,631
Increase of Inventory to NRV (Net Realizable Value)	8,132,316	20,881,321
Decrease of Inventory to NRV (Net Realizable Value)	(12,285,447)	(14,137,312)

Total	61,909,509	66,062,640
Other information relevant to inventory:

	For the six months ended June 30,
Additional information inventory	2016	2015
	ThCh$	ThCh$
Cost of inventories recognized as expenses during the year	3,303,681,799	3,539,911,987

Impairment movements:

	Balance as of
Acummulated impairment	6/30/2016	12/31/2015
	ThCh$	ThCh$
Beginning Balance	133,510,682	131,827,604
Amount of inventory reductions	648,823	7,019,718
Amount of reversals of inventory reductions	(8,255,568)	(5,336,640)

Total	125,903,937	133,510,682
The circumstances or events that led to the reversal of any write-down of inventories as of June 30, 2016 and December 31, 2015 relate mainly to liquidations and auctions to recover more value from the estimated net realizable value for inventories.
The Company has not given inventories as collaterals at the end of the periods reported.

9.                 Intangible assets other than goodwill
Intangible assets are mainly composed of software and brands acquired in business combinations. The detail as of June 30, 2016 and December 31, 2015 is as follows:

	As of
Intangibles assets other than goodwill net	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, net	141,166,155	133,909,906
Indefinite life intangible assets, net	268,367,815	267,839,511

Intangible assets, net	409,533,970	401,749,417

Patents, Trade Marks and Other Rights, Net	268,367,815	267,839,511
Software (IT)	108,830,565	103,417,708
Other Identifiable Intangible Assets, net (*)	32,335,590	30,492,198

Identifiable Intangible Assets, Net	409,533,970	401,749,417

	As of
Intangibles assets other than goodwill gross	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets, Gross	273,981,895	253,636,682
Indefinite life intangible assets, Gross	268,367,815	267,839,511

Intangible Assets, Gross	542,349,710	521,476,193

Patents, Trade Marks and Other Rights, Gross	268,367,815	267,839,511
Software (IT)	221,620,105	203,727,371
Other Identifiable Intangible Assets, Gross (*)	52,361,790	49,909,311

Identifiable Intangible Assets, Gross	542,349,710	521,476,193

	As of
Accumulated amortization and value impairment	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Finite life intangible assets	(132,815,740)	(119,726,776)
Indefinite life intangible assets	-	-

Intangible Assets, Gross	(132,815,740)	(119,726,776)

Software (IT)	(112,789,540)	(100,309,663)
Other Identifiable Intangible Assets (*)	(20,026,200)	(19,417,113)

Accumulated amortization and value impairment	(132,815,740)	(119,726,776)
(*) Other identifiable intangible assets mainly correspond to customer’s data base.

The detail of the useful lives applied to intangible assets as of June 30, 2016 and December 31, 2015 is as follows:

Estimated useful lives or amortization rates used	Minimum life	Maximum life
Development costs	1	7
Patents, Trade Marks and Other Rights	Indefinite	Indefinite
Software (IT)	1	7
Other identifiable Intangible Assets	1	5

The movement of intangible assets for the six months ended June 30, 2016 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2016	267,839,511	103,417,708	30,492,198	401,749,417
Additions	-	20,853,993	-	20,853,993
Retirements	-	(615,160)	-	(615,160)
Amortization	-	(12,479,877)	(609,087)	(13,088,964)
Increase (decrease) in foreign exchange	528,304	(206,709)	2,452,479	2,774,074
Other decrease (see note 11.3)	-	(2,139,390)	-	(2,139,390)

Balance at June 30, 2016	268,367,815	108,830,565	32,335,590	409,533,970

The movement of intangible assets as of and for the year ended December 31, 2015 is the following:

Intangible movements	Patents, trademarks and other rights	Applications (IT)	Other identifiable intangible assets	Intangible assets, net
	ThCh$	ThCh$	ThCh$	ThCh$
Initial balance as of January 1, 2015	275,070,653	88,441,290	37,030,237	400,542,180
Additions	-	35,364,898	-	35,364,898
Retirements	-	(369,699)	-	(369,699)
Amortization	-	(27,993,517)	(677,511)	(28,671,028)
Decrease in foreign exchange	(7,231,142)	(5,139,705)	(5,102,800)	(17,473,647)
Other Increase (decrease)	-	13,114,441	(757,728)	12,356,713

Balance at December 31, 2015	267,839,511	103,417,708	30,492,198	401,749,417
The detail of the amounts of identifiable intangible assets that are individually significant as of June 30, 2016 and December 31, 2015 is as follows:

Individually significant identifiable Intangible assets	Book Value June 2016	Book Value December 2015	Remaining amortization period	Country of origin	Segment
	ThCh$	ThCh$
Paris Brand	120,754,313	120,754,313	Indefinite	Chile	Department stores
Johnson’s Brand	15,501,628	15,501,628	Indefinite	Chile	Department stores
Pierre Cardin License	171,584	171,584	Defined	Chile	Department stores
Wong Brand	32,072,502	33,189,716	Indefinite	Peru	Supermarkets
Metro Brand	69,976,366	72,413,925	Indefinite	Peru	Supermarkets
Bretas Brand	17,314,430	14,949,332	Indefinite	Brazil	Supermarkets
Perini Brand	775,276	669,376	Indefinite	Brazil	Supermarkets
Prezunic Brand	11,801,716	10,189,637	Indefinite	Brazil	Supermarkets

Total	268,367,815	267,839,511

The charge to the profit and loss statement for amortization of intangibles for the six months ended June 30, 2016 and 2015 are detailed below:

	For the six months ended June 30,
Item line in statement of profit and loss which includes amortization of identifiable Intangible assets	2016	2015
	ThCh$	ThCh$
Administrative expenses	13,088,964	13,015,011

Total	13,088,964	13,015,011
As of June 30, 2016 and December 31, 2015, there are no relevant intangible assets encumbered. There are also no restrictions on ownership of them.
As of June 30, 2016 and December 31, 2015, there are no commitments to acquire intangible assets.
No significant intangible assets that have been fully depreciated are in use as of as of June 30, 2016 and December 31, 2015.

10

Goodwill
The goodwill represents the excess of the acquisition cost, over the fair value of the Group’s interest in the identifiable net assets of the subsidiary/associate as of the date of acquisition. Goodwill is allocated to each store or group of stores, as appropriate, in each country and operating segment (CGUs cash generating units).
10.1                 Measuring recoverable value of the Goodwill,
Goodwill is assessed at least annually. Valuations at interim periods could be done, if there are any signs that the carrying value of our goodwill may not be recoverable. These signs may include a significant change in the economic environment affecting business, new laws, operating performance indicators, competition movements, or the transfer of an important part of a cash-generating unit (CGU).
To check whether goodwill has suffered an impairment loss of value, the company compares the carrying amount of the assets, against their recoverable value. We may recognize an impairment loss if the carrying amount of the asset excess its recoverable amount. The Group believes that value in use approach using the discounted cash flow method, is the most reliable way to determine the recoverable value of the CGU method.
10.2                 Goodwill by segment and country,
The following table details goodwill balances and movements by operating segment and country as of January 1, 2016 and June 30, 2016:

Goodwill per operating segment and country	As of January 1, 2015	Impairment	Increase(decrease) foreign exchange	As of June 30, 2016
	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	115,986	-	(21,286)	94,700
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	343,976,582	-	54,436,681	398,413,263
Supermarkets—Peru	275,687,596	-	(9,280,049)	266,407,547
Supermarkets— Colombia	439,366,277	-	19,971,195	459,337,472
Financial services – Colombia	52,305,509	-	2,377,523	54,683,032
Shopping Centers – Colombia	31,383,305	-	1,426,514	32,809,819
Home Improvement—Argentina	2,477,939	-	(1,045,000)	1,432,939
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463

Total	1,391,692,072	-	67,865,578	1,459,557,650
The following table details goodwill balances and movements by operating segment and country as of January 1, 2015 and December 31, 2015:
Goodwill per operating segment and country	As of January 1, 2015	Impairment	Increase(decrease) foreign exchange	As of December 31, 2015

	ThCh$		ThCh$	ThCh$
Real Estate & Shopping—Argentina	150,347	-	(34,361)	115,986
Supermarkets—Chile	106,991,957	-	-	106,991,957
Supermarkets—Brazil	569,584,936	(116,771,460)	(108,836,894)	343,976,582
Supermarkets—Peru	268,644,820	-	7,042,776	275,687,596
Supermarkets— Colombia	499,279,860	-	(59,913,583)	439,366,277
Financial services – Colombia	59,438,079	-	(7,132,570)	52,305,509
Shopping Centers – Colombia	35,662,847	-	(4,279,542)	31,383,305
Home Improvement—Argentina	3,208,796	-	(730,857)	2,477,939
Home Improvement—Chile	1,227,458	-	-	1,227,458
Department stores—Chile	138,159,463	-	-	138,159,463

Total	1,682,348,563	(116,771,460)	(173,885,031)	1,391,692,072

11                      Property, plant and equipment

11.1
The composition of this item as of June 30, 2016 and December 31, 2015 is as follows:

	As of
Property, plant and equipment categories, net	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	58,522,824	63,017,895
Land	693,510,408	725,437,554
Buildings	1,053,958,441	1,075,995,255
Plant and equipment	233,314,124	246,716,665
Information technology equipment	32,171,299	32,046,485
Fixed installations and accessories	317,242,075	343,696,782
Motor vehicles	743,182	577,489
Leasehold improvements	228,729,424	202,460,078
Other property plant and equipment	16,264,172	21,542,427

Totals	2,634,455,949	2,711,490,630

	As of
Property, plant and equipment categories, gross	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Construction in progress	58,522,824	63,017,895
Land	693,510,408	725,437,554
Buildings	1,290,624,267	1,310,237,782
Plant and equipment	582,862,230	608,586,845
Information technology equipment	142,237,500	142,496,186
Fixed installations and accessories	725,656,632	732,584,234
Motor vehicles	5,154,390	4,640,629
Leasehold improvements	302,927,367	274,904,826
Other property plant and equipment	19,770,173	27,627,230

Totals	3,821,265,791	3,889,533,181

	As of
Accumulated depreciation and impairment of property, plant and equipment	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Buildings	(236,665,826)	(234,242,527)
Plant and equipment	(349,548,106)	(361,870,180)
Information technology equipment	(110,066,201)	(110,449,701)
Fixed installations and accessories	(408,414,557)	(388,887,452)
Motor vehicles	(4,411,208)	(4,063,140)
Leasehold improvements	(74,197,943)	(72,444,748)
Other property plant and equipment	(3,506,001)	(6,084,803)

Totals	(1,186,809,842)	(1,178,042,551)

 11.2                 The following table shows the technical useful lives for the assets.

Method used for the depreciation of property, plant and equipment (life)	Rate explanation	Minimumlife	Maximumlife
Buildings	Useful Life (years)	25	60
Plant and equipment	Useful Life (years)	7	20
Information technology equipment	Useful Life (years)	3	7
Fixed installations and accessories	Useful Life (years)	7	15
Motor vehicles	Useful Life (years)	1	5
Leasehold improvements (*)	Useful Life (years)	5	35
Other property plant and equipment	Useful Life (years)	3	15

(*) Leasehold improvement will be depreciated using the shorter useful life between of the length of the lease contract and the useful life per the table above.

The Group reviewes the estimated useful lives of property, plant and equipment at the end of each annual period. The Company has determined that there are no significant changes in the estimated useful lives for the reported periods.

11.3
Reconciliation of changes in property, plant and equipment

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2016 and June 30, 2016:

Movement for the six months ended June 30, 2016	Construction Inprogress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements, net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2016	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630
Changes
Additions	47,733,581	752,207	3,041,419	4,647,260	6,941,787	4,712,144	23,138	4,161,519	176,655	72,189,710
Disposals	-	(42,972)	-	-	-	-	-	-	-	(42,972)
Transfers to (from) investment properties	(1,270,458)	(5,372,406)	(34,770)	(510,896)	6,122	110,572	-	-	(2,953,918)	(10,025,754)
Increase (decrease) for other changes	2,029,742	-	-	-	109,648	-	-	-	-	2,139,390
Removal	-	(889,794)	(5,717,819)	(2,547,175)	(67,360)	(222,430)	-	(211,899)	-	(9,656,477)
Depreciation expenses	-	-	(15,264,555)	(22,768,423)	(6,932,275)	(30,851,858)	(132,699)	(16,024,850)	(254,948)	(92,229,608)
Increase (decrease) in foreign exchange	7,935,902	(4,010,913)	(2,534,876)	(2,550,326)	(6,205,300)	596,506	(32,865)	10,266,995	(2,338,668)	1,126,455
Transfer to (from) non—current assets and disposal groups held for sale	-	(19,310,268)	(19,331,629)	(956,638)	(1,761)	(234,259)	-	-	2,352,130	(37,482,425)
Other increase (decrease)	(60,923,838)	-	17,805,416	11,283,657	6,273,953	(565,382)	308,119	28,077,581	(2,259,506)	-
Total changes	(4,495,071)	(31,927,146)	(22,036,814)	(13,402,541)	124,814	(26,454,707)	165,693	26,269,346	(5,278,255)	(77,034,681)
Final balance as of June 30, 2016	58,522,824	693,510,408	1,053,958,441	233,314,124	32,171,299	317,242,075	743,182	228,729,424	16,264,172	2,634,455,949

The following chart shows a detailed roll-forward of changes in property, plant and equipment, by class between January 1, 2015 and December 31, 2015:

Movement for the year ended December 31, 2015	Construction Inprogress	Land	Building, net	Plant and equipment net	Information technology equipment, net	Fixed installations and accessories, net	Motor vehicles, net	Lease improvements,net	Other property, plant and equipment, net	Property, plant and equipment, net
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Opening balance January 1, 2015	108,039,312	771,941,960	1,138,386,080	271,557,150	41,570,626	383,530,334	3,256,956	260,036,836	31,409,202	3,009,728,456
Changes
Additions	39,267,282	13,256,435	12,810,066	25,541,163	3,304,532	19,284,001	310,638	13,851,190	2,831,930	130,457,237
Disposals	-	-	(2,845,401)	-	(271,851)	-	(12,525)	-	-	(3,129,777)
Transfers to (from) investment properties	8,913,555	-	2,988,070	-	-	3,686,245	-	-	-	15,587,870
Increase (decrease) for other changes	(10,292,730)	-	-	-	(2,063,983)	-	-	-	-	(12,356,713)
Removal	(419)	(688,384)	(26,926)	(7,869,437)	(403,731)	(1,352,637)	-	-	(17,000)	(10,358,534)
Depreciation expenses			(33,329,879)	(52,615,043)	(14,591,325)	(66,642,810)	(498,560)	(21,336,782)	(804,885)	(189,819,284)
Increase (decrease) in foreign exchange	(5,274,847)	(59,116,214)	(55,509,268)	(19,513,608)	(954,739)	(27,690,495)	(770,493)	(51,211,220)	(8,577,741)	(228,618,625)
Other increase (decrease)	(77,634,258)	43,757	13,522,513	29,616,440	5,456,956	32,882,144	(1,708,527)	1,120,054	(3,299,079)	-
Total changes	(45,021,417)	(46,504,406)	(62,390,825)	(24,840,485)	(9,524,141)	(39,833,552)	(2,679,467)	(57,576,758)	(9,866,775)	(298,237,826)
Final balance as of December 31, 2015	63,017,895	725,437,554	1,075,995,255	246,716,665	32,046,485	343,696,782	577,489	202,460,078	21,542,427	2,711,490,630

11.4            The Company has traditionally maintained the policy to carry out all the necessary work in response to the opportunities and changes experienced in domestic and regional markets where the Company operates, to capture the best opportunities and results for each of its business units.

The cost includes disbursements directly attributable to the acquisition or construction of an asset, as well as interests from related financing in the case of qualifying assets.

11.5
Borrowing costs:

The company incorporates borrowing costs that are directly attributable to the acquisition, construction or production of a qualified asset during the period to complete and prepare the asset for its intended use.

As of June 30, 2016, and December 31, 2015, there is no capitalization of borrowing costs.

11.6 Assets granted

As of June 30, 2016 and December 31, 2015, properties, plant and equipment granted as security amounted ThCh$ 3,584,083 and ThCh$ 3,630,138, respectively. Nevertheless, there are no restrictions on ownership of assets.

11.7 Commitments to acquire assets

As of June 30, 2016 and December 31, 2015, there are commitments to acquire property, plant and equipment of ThCh$ 77,253,147. and of ThCh$ 59,290,755, respectively.

11.8 Assets out of service

As of June 30, 2016 and December 31, 2015, there are no essential elements or assets that are temporarily out of service. The property, plant and equipment mainly relate to stores and operating fixed assets to enable the performance of the retail business every day of the year, except when there are restrictions for public holidays established in each country.

11.9 Assets fully depreciated

In view of the nature of the retail business, the Company has no significant assets that are fully depreciated and that are in use as of June 30, 2016 and December 31, 2015. These assets relate mainly to minor equipment such as scales, furniture, computers, cameras, lighting and others. The retail business assets are depreciated based on the term of the lease agreement.

11.10 Impairment losses

Assets subject to amortization are tested for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be recovered. It recognizes an impairment loss when the carrying amount is greater than its recoverable amount. The recoverable amount of an asset is the higher of an asset’s fair value less costs to sell and its value in use. For the purposes of assessing impairment, assets are grouped at the lowest level for which identifiable cash flows exist separately. The Company has not recognized impairment losses or reversals of impairment of June 30, 2016 and December 31, 2015.

11.11 Property Plant and Equipment components:

The main items that compose each asset class are:
Plant and equipment: presented in this asset class are primarily properties used in the operation of retail business such as mixers, sausages portioning machines, system ready meals, frozen island, cold containers, and refrigerated display cases, forming bread ovens, blender, among others.

Equipment for information technology: correspond to items such as computers, printers, notebook, labeling, scanner, clock control, price inquiries and servers, among others.

Fixed installations and accesories: presented in this asset class are expenditures to enable operations of stores, such, ceilings, floors, wall finishes, lighting the sky, smoke detectors, sprinklers, air ducts and heating, communications networks , escalators, elevators, hoists, electrical substation and central air conditioning among others.

Leasehold improvements: presented in this asset class are disbursements associated with enabling or leased store improvements such as remodeling of facades, finishes, floors, ceilings and walls among others. Other property, plant and equipment: mainly corresponds to fixed assets in transit and assets acquired under finance lease.

12                 Investment properties

12.1
The roll-forward of investment properties as of June 30, 2016 and December 31, 2015 is the following:

	As of
Roll-forward of investment properties, net, fair value method	June 30, 2016	December 31, 2015
	ThCh$	ThCh$
Investment properties, net, initial value	1,807,095,204	1,663,592,396
Effect of fair value in profit or loss	84,095,984	198,154,988
Additions	203,404	6,404,431
Transfer from owner-occupied property, investment property, cost model	10,025,754	(15,587,870)
Decrease in foreign exchange rate	(51,077,986)	(45,468,741)
Reclassifications to assets “held for sale”	(2,939,242)	-

Changes in Investment Properties, Total	40,307,914	143,502,808

Investment Properties Final Balance	1,847,403,118	1,807,095,204

12.2
Income and expense from investment properties

	For the six months ended
Roll-forward of investment properties, net fair value method	June 30, 2016	June 30, 2015
	ThCh$	ThCh$
Revenue from Investment Property Leases	115,003,467	112,958,849
Direct operating expenses of Investment Properties which generate lease revenue	29,347,095	30,174,237

12.3
As of June 30, 2016 and December 31, 2015, investment properties are not encumbered,
12.4 As of June 30, 2016 there are commitments to acquire investment properties by ThCh$ 4,939,515 (ThCh$ 10,859,113 as of December 31, 2015),
12.5
There are no restrictions on ownership of assets,

13
Other financial liabilities, current and non-current

The composition of this item as of June 30, 2016 and December 31, 2015 is the following:
13.1                 Types of interest bearing (accruing) loans

	Balance as of 6/30/2016		Balance as of 12/31/2015
Loans	Current	Non-current	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Bank loans (1)	334,122,443	236,674,989	193,821,962	269,733,099
Bond debt (2)	73,814,637	2,474,397,488	61,488,514	2,586,966,437
Other loans—leases	2,904,270	21,016,922	3,025,088	29,524,500
Other financial liabilities	2,136,343
Other financial liabilities (hedge activities)	1,520,673	2,065,560	58,029	1,088,321
Time deposits (3)	54,368,995	47,702,371	89,791,028	23,601,397
Term savings accounts	-	-	451,312	-
Letters of credit	-	7,954,305	-	8,235,348
Deposits and other demand deposits	1,506,584	-	3,824,992	-
Debt purchase Bretas	-	-	-	1,636,153
Debt purchase of M. Rodriguez	-	-	-	1,864,286
Debt purchase Johnson	-	-	1,388,767	1,388,767
Other Financial liabilities—other	2,717,128	-	2,323,419	-

Totals Loans	473,091,073	2,789,811,635	356,173,111	2,924,038,308

(1) Bank loans correspond to loans taken out with banks and financial institutions,
(2) Bond debt corresponds to bonds placed in public securities markets or issued to the public in general,
(3) Time deposits are the main funding source of the subsidiary, Banco Paris in Chile. Deposits taken by Chilean clients of Banco Paris are mainly money market deposits, which belong to 22 persons. The average maturity of these deposits is 106 days as of June 30, 2016, and 196 days as of December 31, 2015.

13.2
Restrictions
Loan agreements and outstanding bonds of the Company contain a number of covenants requiring compliance with certain financial ratios and other tests, As of June 30, 2016 and December 31, 2015 the Company was in compliance with all financial debt covenants suscribed.

14                      Provisions and other liabilities

14.1
Provisions

The composition of this item as of June 30, 2016 and December 31, 2015 is as follows:

	As of
Accruals and provision	June 30, 2016	December 31, 2015	June 30, 2016	December 31, 2015
	Current		Non-current
	ThCh$	ThCh$	ThCh$	ThCh$
Legal claims provision (2)	11,405,040	12,301,212	63,410,033	65,515,010
Onerous contracts provision (1)	2,071,758	3,340,749	10,955,293	12,673,576

Total	13,476,798	15,641,961	74,365,326	78,188,586

(1)
Provisions for onerous contracts

The provisions recorded under this concept correspond mainly to the excess over the fair value payable related to onerous lease contracts recorded in business combinations of the previous periods.

The following table shows the civil, labor and tax proceedings faced by the Company and its subsidiaries (by country). The proceedings comprising each category are those that present probable occurrence likelihood and the amount of loss can be quantified or estimated.

	Provision Legal Claims (2)				Exposure
	Civil	Labor	Tax	Total	Current	Non-current
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total as of June 30,2016	28,060,041	46,744,970	10,062	74,815,073	11,405,040	63,410,033
Total as of December 31,2015	40,771,526	21,779,689	15,265,007	77,816,222	12,301,212	65,515,010

(2)
The nature of these obligations is as follows:

Civil provision: This primarily corresponds to civil and commercial trials that mainly deal with claims from customers, defects in products, accidents of customers in the stores and law suits related with customer service.

Labor provision: This primarily corresponds to staff severance indemnities and salary disputes from former employees.

Tax provision: This primarily corresponds to tax claims in the countries in which the Company operates.

Provision By Country	June 30, 2016	December 31,2015
	ThCh$	ThCh$
Chile	11,178,709	11,910,013
Argentina	20,348,989	32,492,814
Brazil	37,266,310	26,230,753
Peru	907,534	1,180,867
Colombia	5,113,531	6,001,775

Total Provision	74,815,073	77,816,222

14.2                 Movement of provisions:

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2016	77,816,222	16,014,325	93,830,547
Movements in Provisions:
Additional provisions	4,534,377	-	4,534,377
Increase (decrease) in existing provisions	4,735,073	(3,086,539)	1,648,534
Provision used during the period	(1,727,302)	-	(1,727,302)
Reversal of non-used provisions	(8,090,700)	-	(8,090,700)
Increase (decrease) in foreign exchange rate	(2,370,321)	99,265	(2,271,056)
Changes in provisions, total	(3,001,149)	(2,987,274)	(5,988,423)
Total provision, closing balance as of June 30, 2016	74,815,073	13,027,051	87,842,124

Provision type	Legal claims	Onerous contracts	Total
	ThCh$	ThCh$	ThCh$
Initial Balance January 1, 2015	99,340,184	20,623,153	119,963,337
Movements in Provisions:
Additional provisions	14,695,645	-	14,695,645
Decrease in existing provisions	(13,713,948)	(4,148,990)	(17,862,938)
Provision used during the year	(4,780,907)	-	(4,780,907)
Reversal of used provision	(3,034)	-	(3,034)
Decrease in foreign exchange rate	(17,721,718)	(459,838)	(18,181,556)
Changes in provisions, total	(21,523,962)	(4,608,828)	(26,132,790)

Total provision, closing balance as of December 31, 2015	77,816,222	16,014,325	93,830,547

15
Net equity

The objectives of the Cencosud Group regarding capital management are to safeguard its capacity to continue as a going concern, ensuring appropriate returns for its shareholders and benefits for other stakeholders, and maintaining an optimum capital structure while reducing capital costs.
15.1
Authorized shares

There are no movements of authorized shares during the six months periods ended June 30, 2016 .
15.2       Subscribed and paid shares

The roll-forward of paid shares from January 1, 2016 to June 30, 2016 is the following:

Movement in issued and fully paid shares	Number of Shares	Total ThCh$

Paid shares as of January 1, 2016	2,828,723,963	2,321,380,936
Exercise of options issued under the current plans (see note 20) [*]	13,796,909	48,991,490
Paid shares as of june 30, 2016	2,842,520,872	2,370,372,426

[*] The exercised share price reported to the SVS (Superintendencia de Valores y Seguros) for the authorized shares is Ch$ 3,555.56.
As of June 30, 2016 there are 33,237,521 issued shares pending of subscription and payment, of which will expire on November 27,2016. As of December 31, 2015 there were 60,298,771 issued shares pending of subscription and payment, of which 27,000,000 and 33,298,771 will expire on April 29, 2016 and November 20, 2017 respectively.
15.3
Dividends

The dividend distribution policy adopted by Cencosud S,A, establishes the payment of dividends of 30% of the distributable net profits.
In relation to SVS Ruling No. 1945, on October 29, 2010, the Company’s Board of Directors agreed that the net distributable profits for the year 2010 and following years will be the figure reflected in the financial statements as “profit for the year attributable controlling shareholders”, excluding the unrealized result for fair value appraisal of investment properties, net of deferred taxes.

The Board of Directors ordinary session held on March 27, 2015 agreed to propose to the Ordinary Shareholders Meeting, to be held on April 24, 2015, to distribute a dividend of Ch$ 20.59906 per share, chargeable to the 2014 net profits. The shareholders’ meeting approved the proposed dividend, and made clear that the final dividend considers the former payment of an interim dividend of Ch$8 per share paid in December 3, 2014. This final dividend was paid to shareholders from May 13, 2015.

On October 30, 2015, the Board of Directors agreed on distributing an interim dividend of Ch$16 per share in relation to the profits of 2015. This dividend was paid from December 4, 2015.

On April 29, 2016, the Ordinary Shareholders Meeting agreed on distributing a definitive dividend in relation to the profits of 2015 amounted to Ch$ 73,684,179,628, which represents about to 88.55% of the distributable profit. This also represents a dividend of Ch$ 25.92268 per share. The aforementioned distribution of profits shall be made by: (i) the distribution of an additional dividend in the amount of $ 10 per share; plus (ii) the distribution of an interim dividend of $ 16 per share already paid from December 4, 2015.

In addition, the Shareholders Meeting approved an extraordinary dividend in the amount of $ 50 per share, chargeable to retained earnings from previous years, reducing the reserve fund for future dividends amounted to Ch$ 142,122,981,100. The payment of the above dividend will be made from May 17, 2016.

As of June 30, 2016, the Group has recognized a minimum dividend payment for the interim results up to that date of ThCh$ 40,680,176. No recognition was done as of December 31, 2015, being that the interim dividend paid during 2015 excessed the distributable minimum dividend calculated on the 2015 liquid profits. The total charge to equity as of June 30, 2016 was ThCh$ 211,227,754 (ThCh$ 67,295,731 as of December 31, 2015).

15.4
Non-controlling interest

Details of the non-controlling interest as of June 30, 2016 and December 31, 2015 are as follows:

	Non-controlling Interest Jun 30,	Non-controlling Interest Dec 31,	Balances as of,
	2016	2015	Jun 30, 2016	Dec 31, 2015
Company	%	%	ThCh$	ThCh$
Cencosud Shoppings Centers S.A.	0.00004%	0.00004%	424	415
Mercado Mayorista P y P Ltda.	10.00000%	10.00000%	93,871	93,871
Easy S.A.	0.073600%	0.42500%	11,817	324,244
Comercial Food and Fantasy Ltda.	10.00000%	10.00000%	-	(24,643)
Administradora del Centro Comercial Alto Las Condes Ltda.	55.00000%	55.00000%	(282,220)	(1,613,621)
Cencosud Retail S.A.	0.03906%	0.03906%	205,426	194,291
Jumbo Retail Argentina S.A.	0.07600%	0.07600%	79,221	91,502

Total			112,391	(933,941)

16                      Breakdown of significant results
The items by function from the Statements of Income are described as follows in 16,1, 16,2 y 16,3,

	6-30-2016	6-30-2015
Expenses by nature of integral income by function	ThCh$	ThCh$
Cost of sales	3,537,053,636	3,764,322,032
Distribution cost	12,635,011	13,387,108
Administrative expenses	1,137,977,728	1,207,508,437
Other expenses by function (*)	80,199,820	82,367,697

Total	4,767,866,195	5,067,585,274
(*) Mainly includes marketing expenses.
16.1
Expenses by nature

The following is a breakdown of the main operating and management costs and expenses of the Cencosud Group for the following periods:

Expenses by nature	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Cost of goods sold	3,303,681,799	-	3,303,681,799	3,539,911,987	-	3,539,911,987
Other cost of sales	233,371,837	-	233,371,837	225,203,566	20,028,278	205,175,288
Personnel expenses	686,983,576	-	686,983,576	759,883,174	8,613,724	751,269,450
Depreciation and amortization	105,318,572	-	105,318,572	105,950,180	715,030	105,235,150
Distribution cost	12,635,011	-	12,635,011	13,387,108	-	13,387,108
Other expenses by function	80,199,820	-	80,199,820	82,367,697	-	82,367,697
Cleaning	36,175,730	-	36,175,730	40,351,043	24,100	40,326,943
Safety and security	29,814,601	-	29,814,601	33,951,330	25,803	33,925,527
Maintenance	40,451,121	-	40,451,121	43,675,273	481,686	43,193,587
Professional fees	36,397,655	-	36,397,655	36,036,319	687,238	35,349,081
Bags for Customers	9,857,408	-	9,857,408	11,807,405	-	11,807,405
Credit card commission	48,798,498	-	48,798,498	48,443,232	11,352	48,431,880
Lease	94,481,171	-	94,481,171	95,407,079	548,826	94,858,253
Other	49,699,396	-	49,699,396	31,209,881	6,025,055	25,184,826

Total	4,767,866,195	-	4,767,866,195	5,067,585,274	37,161,092	5,030,424,182
16.2
Personnel expenses

The following is a breakdown of personnel expenses for the following periods:

Personnel expenses	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Salaries	550,634,550	-	550,634,550	600,956,473	7,756,559	593,199,914
Short-term employee benefits	120,289,160	-	120,289,160	130,163,272	440,128	129,723,144
Termination benefits	16,059,866	-	16,059,866	28,763,429	417,037	28,346,392

Total	686,983,576	-	686,983,576	759,883,174	8,613,724	751,269,450

16.3
Depreciation and amortization

The following is a breakdown of depreciation and amortization for the following periods:

Depreciation and amortization	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Depreciation	92,229,608	-	92,229,608	92,935,169	239,603	92,695,566
Amortization	13,088,964	-	13,088,964	13,015,011	475,427	12,539,584

Total	105,318,572	-	105,318,572	105,950,180	715,030	105,235,150
16.4
Other gains (losses)

Other gain (losses)	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Gains obtained from sales of subsidiaries	53,484,358	-	53,484,358	61,372,533	-	61,372,533
Assets impairment	(3,680,433)	-	(3,680,433)	(116,771,460)	-	(116,771,460)
Complementary remittance tax	(2,274,218)	-	(2,274,218)	(1,427,731)	-	(1,427,731)
Insurance claims	(5,566,905)	-	(5,566,905)	(6,519,527)	-	(6,519,527)
Wealth tax Colombia	2,966,100	-	2,966,100	-	-	-
Sales of businesses and properties	11,368,556	-	11,368,556	10,747,177	-	10,747,177
Other net losses	(4,583,046)	-	(4,583,046)	(3,508,090)	(3,060,684)	(447,406)

Total	51,714,412	-	51,714,412	(56,107,098)	(3,060,684)	(53,046,414)

16.5
Other operating income

Other operating income	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Sell Carton and Wraps	2,039,947	-	2,039,947	1,505,515	-	1,505,515
Recovery of fees	1,045,289	-	1,045,289	1,539,561	-	1,539,561
Increase on revaluation of Investment properties (see note 12.1)	84,095,984	-	84,095,984	34,096,083	-	34,096,083
Other Income	3,516,066	-	3,516,066	2,918,690	472,674	2,446,016

Total	90,697,286	-	90,697,286	40,059,849	472,674	39,587,175

16.6                 Financial results

The following is the financial income detailed for the periods ended:

Financial results	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Total	Discontinued operation	Continued operation	Total	Discontinued operation	Continued operation
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Other finance income	6,876,691	-	6,876,691	8,048,232	175,491	7,872,741

Financial income	6,876,691	-	6,876,691	8,048,232	175,491	7,872,741

Bank loan expenses	(56,550,277)	-	(56,550,277)	(56,784,031)	(2,717,131)	(54,066,900)
Bond debt expenses	(69,774,856)	-	(69,774,856)	(57,549,849)	(2,873,781)	(54,676,068)
Interest paid on bank deposits	(680,806)	-	(680,806)	(1,215,784)	(2,717,131)	1,501,347
Valuation of financial derivatives	(2,967,458)	-	(2,967,458)	(2,923,581)	-	(2,923,581)

Financial Expenses	(129,973,397)	-	(129,973,397)	(118,473,245)	(8,308,043)	(110,165,202)

Results from UF indexed bonds in Chile	(7,682,096)	-	(7,682,096)	(6,556,620)	(1,281,445)	(5,275,175)
Results from UF indexed Brazil	(569,089)	-	(569,089)	(1,598,674)	-	(1,598,674)
Results from UF indexed Other	-	-	-	(334,858)	-	(334,858)

(Losses) gains from indexation	(8,251,185)	-	(8,251,185)	(8,490,152)	(1,281,445)	(7,208,707)

Financial debt IFC-ABN Argentina	(609,777)	-	(609,777)	(475,507)	-	(475,507)
Debt to the public Bonds and Banks (Chile)	45,369,286	-	45,369,286	(23,016,813)	(5,539,807)	(17,477,006)
Financial debt Peru	(309,642)	-	(309,642)	(2,902,481)	-	(2,902,481)
Financial assets and Financial debt—Colombia	163,766	-	163,766	(3,121,371)	-	(3,121,371)

Exchange difference	44,613,633	-	44,613,633	(29,516,172)	(5,539,807)	(23,976,365)

Financial results total	(86,734,258)	-	(86,734,258)	(148,431,337)	(14,953,804)	(133,477,533)

17
Income tax expense
The charge (credit) to periodic results within the interim consolidated statement of profit and loss by function related to the income tax amounts were M$ 88,871,238 as of June 30, 2016; and (M$ 22,874,595), as of June 30, 2015, as the table bellow:

	June 30, 2016	June 30, 2015
Current and deferred income tax	ThCh$	ThCh$

Net current income tax expense	90,094,219	65,587,603
Deferred tax (benefit) related to creation or reversal of temporary differences	(2,196,396)	(82,991,542)
Deferred tax related (benefit) to changes in tax rates	973,415	(5,470,656)

Income tax expense	88,871,238	(22,874,595)

18                      Information by segment
The Company reports the information by segment according to what is set forth in IFRS 8 “Operating Segments,” An operating segment is defined as a component of an entity over which separated financial information is available and is regularly reviewed.
In the information by segments, all transactions between the different operating segments have been eliminated.
18.1
Segmentation criteria

For management purposes, the Company is organized in five operative divisions: Supermarkets, Shopping Centers, Home Improvement stores, Department stores and Financial Services. These segments are the basic on which the Company makes decisions with respect to its operations and resource allocation.
The operative segments are disclosed in a similar way with the presentation of the internal reports used by Management in the control and decision making process, considering the segments from a point of view according to the type of business and geographical area.
The operating segments that are reported derive their revenues mainly from the sale of products and rendering of services to final consumers of retail. There are no customers whose purchases represent more than 10% of the consolidated revenue, nor a specific business segment.
The rest of the minor activities, mainly including the travel agency and family-entertainment centers businesses, plus certain consolidation adjustments and corporate expenses administered centrally, are included in the segment “Support services, financing, adjustments and other”.

18.2  Regional information by segment

The segment information which is delivered to the chief operating decision maker (“Board of Directors”) of the reportable segments for the six months ended June 30, 2016 and June 30, 2015 in thousands of Chilean pesos is the following:
Regional information by segment
Consolidated statement of income	Super markets	Shopping Centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the six months ended June 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	3,642,399,472	115,003,467	628,802,497	515,952,805	82,880,085	6,145,379	4,991,183,705	-
Cost of sales	(2,708,844,463)	(9,891,199)	(413,604,314)	(373,932,179)	(28,151,112)	(2,630,369)	(3,537,053,636)	-

Gross Margin	933,555,009	105,112,268	215,198,183	142,020,626	54,728,973	3,515,010	1,454,130,069	-

Other income by function	5,409,563	83,997,905	289,256	415,383	1,610	583,569	90,697,286	-
Sales, general and administrative expenses	(790,107,338)	(19,455,896)	(156,773,375)	(138,280,023)	(25,994,170)	(100,201,757)	(1,230,812,559)	-
Financial expenses, net	-	-	-	-	-	(123,096,706)	(123,096,706)	-
Participation in profit of equity method associates	127,143	-	-	-	5,144,753	-	5,271,896	-
Exchange differences	-	-	-	-	-	44,613,633	44,613,633	-
Losses from indexation	-	-	-	-	-	(8,251,185)	(8,251,185)	-
Other gains (losses), net	1,607,520	1,358,580	-	-	-	48,748,312	51,714,412	-
Income tax expense	-	-	-	-	-	(88,871,238)	(88,871,238)	-

Net profit (loss)	150,591,897	171,012,857	58,714,064	4,155,986	33,881,166	(222,960,362)	195,395,608	-
Net profit (loss) from continued operations	150,591,897	171,012,857	58,714,064	4,155,986	33,881,166	(222,960,362)	195,395,608	-
Net profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Net profit (loss) of attributable to non-controlling interest	-	-	-	-	-	(1,361,778)	(1,361,778)	-

Net profit for the year attributable to controlling shareholders, Total	90,280,014	79,608,081	34,374,569	458,981	16,947,259	(113,987,096)	107,681,808	-
Depreciation and amortization	31,806,859	1,568,010	6,002,721	7,275,658	788,576	3,838,193	51,280,017	-

Consolidated statement of income	Super markets	Shopping Centers	Home improvement	Department stores	Financial services	Supportservices, financing, adjustments and other	Consolidated total	Discontinued operation financial services
For the quarter ended June 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Revenues from ordinary activities	3,918,013,373	112,958,849	686,424,898	475,525,047	73,238,794	3,594,873	5,269,755,834	60,759,616
Cost of sales	(2,937,266,155)	(12,949,765)	(453,828,562)	(335,504,621)	(22,780,776)	(1,992,153)	(3,764,322,032)	(20,400,024)

Gross Margin	980,747,218	100,009,084	232,596,336	140,020,426	50,458,018	1,602,720	1,505,433,802	40,359,592

Other revenues by function	4,359,170	34,101,735	236,431	605,680	36,228	720,605	40,059,849	436,450
Sales, general and administrative expenses	(845,797,792)	(17,224,472)	(165,317,575)	(136,159,510)	(27,717,216)	(111,046,677)	(1,303,263,242)	(17,371,214)
Financial expenses, net	-	-	-	-	-	(110,425,013)	(110,425,013)	(14,223,102)
Participation in profit of equity method associates	109,276	2,715,089	-	-	1,715,922	-	4,540,287	-
Exchange differences	-	-	-	-	-	(29,516,172)	(29,516,172)	2,760,915
Losses from indexation	-	-	-	-	-	(8,490,152)	(8,490,152)	(38,046)
Other losses, net	-	-	-	-	-	(56,107,098)	(56,107,098)	3,741
Income tax expense	-	-	-	-	-	22,874,595	22,874,595	(2,683,876)
Profit attributable to discontinued operations	-	-	-	-	-	9,244,460	9,244,460	-

Net profit (loss)	139,417,872	119,601,436	67,515,192	4,466,596	24,492,952	(281,142,732)	74,351,316	9,244,460
Net profit (loss) from continued operations	139,417,872	119,601,436	67,515,192	4,466,596	24,492,952	(290,387,192)	65,106,856	-
Net profit (loss) from discontinued operations	-	-	-	-	9,244,460	-	9,244,460	9,244,460
Net profit (loss) of atribuible to non-controlling interest	-	-	-	-	-	(876,273)	(876,273)	-

Net profit for the year attributable to controlling shareholders, Total	139,417,872	119,601,436	67,515,192	4,466,596	33,737,412	(291,263,465)	73,475,043	9,244,460
Depreciation and amortization	66,315,272	4,210,013	10,849,110	15,688,010	1,127,483	7,760,292	105,950,180	(715,030)

The Company controls the results of each of the operating segments, at the level of revenues, costs and management expenses. The support services, exchange rates, readjustments, taxes and non-recurring income and expense, or financial income, are not allocated, as they are centrally managed.
The financing policy of the Group has been historically getting financed and managing these resources through the Company Holding Cencosud S,A., the funds are subsequently transferred to other countries as required to finance the local investments. This policy aims to reduce the financial cost of the Group.

18.3   Gross margin by country and segment, in thousands of Chilean pesos:
Gross margin by country and segment
For the six months ended June 30, 2016	Super markets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,263,803,367	67,626,435	259,792,522	485,033,894	708,871	4,234,642	2,081,199,731	-
Cost of sales	(942,607,349)	(1,222,221)	(190,367,189)	(349,032,896)	45,647	(370,265)	(1,483,554,273)	-

Gross margin	321,196,018	66,404,214	69,425,333	136,000,998	754,518	3,864,377	597,645,458	-

Argentina
Ordinary income, total	806,898,146	33,336,929	337,983,020	-	49,607,609	2,701,958	1,230,527,662	-
Cost of sales	(541,776,235)	(7,157,411)	(199,952,838)	-	(14,429,906)	(1,480,954)	(764,797,344)	-

Gross margin	265,121,911	26,179,518	138,030,182	-	35,177,703	1,221,004	465,730,318	-

Brazil
Ordinary income, total	763,509,155	-	-	-	1,716,196	-	765,225,351	-
Cost of sales	(591,235,638)	-	-	-	-	-	(591,235,638)	-

Gross margin	172,273,517	-	-	-	1,716,196	-	173,989,713	-

Peru
Ordinary income, total	418,998,044	9,698,043	-	30,918,911	28,630,269	1,016,650	489,261,917	-
Cost of sales	(321,952,147)	(1,380,291)	-	(24,899,283)	(13,766,876)	(781,526)	(362,780,123)	-

Gross margin	97,045,897	8,317,752	-	6,019,628	14,863,393	235,124	126,481,794	-

Colombia
Ordinary income, total	389,190,760	4,342,060	31,026,955	-	2,217,140	(1,807,871)	424,969,044	-
Cost of sales	(311,273,094)	(131,276)	(23,284,287)	-	23	2,376	(334,686,258)	-

Gross margin	77,917,666	4,210,784	7,742,668	-	2,217,163	(1,805,495)	90,282,786	-

Gross margin by country and segment

For the six months ended June 30, 2015	Super markets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total	Discontinued operation financial services
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Chile
Ordinary income, total	1,203,371,384	61,501,039	250,557,659	451,046,115	849,713	829,168	1,968,155,078	60,759,616
Cost of sales	(905,210,022)	(3,418,156)	(180,266,558)	(315,525,356)	371,745	(84,782)	(1,404,133,129)	(20,400,024)

Gross margin	298,161,362	58,082,883	70,291,101	135,520,759	1,221,458	744,386	564,021,949	40,359,592

Argentina
Ordinary income, total	1,005,697,415	38,020,129	404,298,708	-	45,867,545	3,847,818	1,497,731,615	-
Cost of sales	(686,787,390)	(7,484,494)	(249,767,498)	-	(11,923,216)	(1,509,543)	(957,472,141)	-

Gross margin	318,910,025	30,535,635	154,531,210	-	33,944,329	2,338,275	540,259,474	-

Brazil
Ordinary income, total	883,723,577	-	-	-	2,568,925	-	886,292,502	-
Cost of sales	(695,304,853)	-	-	-	-	-	(695,304,853)	-

Gross margin	188,418,724	-	-	-	2,568,925	-	190,987,649	-

Peru
Ordinary income, total	406,963,704	8,738,055	-	24,478,932	21,698,953	656,871	462,536,515	-
Cost of sales	(315,184,905)	(1,887,552)	-	(19,979,265)	(11,229,351)	(597,379)	(348,878,452)	-

Gross margin	91,778,799	6,850,503	-	4,499,667	10,469,602	59,492	113,658,063	-

Colombia
Ordinary income, total	418,257,293	4,699,626	31,568,531	-	2,253,658	(1,738,984)	455,040,124	-
Cost of sales	(334,778,985)	(159,563)	(23,794,506)	-	-	199,551	(358,533,457)	-

Gross margin	83,478,308	4,540,063	7,774,025	-	2,253,704	(1,539,433)	96,506,667	-

18.4
Regional information by segment: Total assets

	Super markets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At June 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalents	111,223,961	4,005,904	9,232,643	2,231,470	2,267,311	75,345,894	204,307,183
Other financial assets, current	-	-	-	-	-	58,602,916	58,602,916
Other non-financial assets, current	13,981,758	1,506,614	8,369,522	2,296,530	791,270	1,634,118	28,579,812
Trade receivables and other receivables	278,394,045	29,702,052	67,463,427	27,040,702	338,354,908	23,548,262	764,503,396
Receivables due from related entities, current	-	-	-	-	18,532,418	-	18,532,418
Inventory	688,079,068	-	218,248,870	170,495,364	-	-	1,076,823,302
Current tax assets	37,095,394	14,500,260	3,789,646	7,468,303	3,710,609	13,348,218	79,912,430
Assets classified as held for sale, current	-	-	-	-	-	41,328,187	41,328,187

Total current assets	1,128,774,226	49,714,830	307,104,108	209,532,369	363,656,516	213,807,595	2,272,589,644

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	359,039,239	359,039,239
Other non-financial assets, non-current	37,434,537	7,552,764	2,214,633	1,728,878	10,084	-	48,940,896
Trade receivables and other receivables, non-current	6,512,244	-	2,490,750	-	9,374,433	-	18,377,427
Equity method investments	1,000,657	-	-	-	195,871,968	-	196,872,625
Intangible assets other than goodwill	199,099,615	403,115	10,807,349	155,925,473	3,956,252	39,342,166	409,533,970
Goodwill	1,231,150,239	32,904,519	2,660,397	138,159,463	54,683,032	-	1,459,557,650
Property, plant and equipment	1,570,550,518	496,462,488	294,408,042	242,855,652	3,487,913	26,691,336	2,634,455,949
Investment property	-	1,846,089,123	-	-	-	-	1,846,089,123
Income tax assets, non-current	3,547,489	194,325	610,722	4,284,793	-	10,088	8,647,417
Deferred income tax assets	-	-	-	-	-	627,406,538	627,406,538

Total non-current assets	3,049,295,299	2,383,606,334	313,191,893	542,954,259	267,383,682	1,052,489,367	7,608,920,834

Total Assets	4,178,069,525	2,433,321,164	620,296,001	752,486,628	631,040,198	1,266,296,962	9,881,510,478

	Super markets	Shopping centers	Home improvement	Department stores	Financial services	Support services, financing, adjustments and other	Consolidated total
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Current Assets
Cash and cash equivalent	189,911,013	10,655,476	10,099,524	27,667,723	2,260,803	27,680,587	268,275,126
Other financial assets, current	-	-	-	-	-	254,850,725	254,850,725
Other non-financial assets, current	7,383,625	1,727,010	2,162,422	1,105,427	137,474	1,926,072	14,442,030
Trade receivables and other receivables, current	297,479,644	46,051,513	64,122,155	41,321,666	361,279,198	9,585,207	819,839,383
Trade receivables due from related parties, current	-	-	-	-	-	14,851,194	14,851,194
Inventory, current	663,154,474	-	217,175,404	187,979,455	-	-	1,068,309,333
Income tax receivable, current	4,040,401	2,203,113	2,864,949	9,445,277	1,173,773	41,469,536	61,197,049
Assets classified as held for sale, current	-	-	-	-	-	-	-

Total current assets	1,161,969,157	60,637,112	296,424,454	267,519,548	379,702,442	335,512,127	2,501,764,840

Non-Current Assets
Other financial assets, non-current	-	-	-	-	-	421,532,586	421,532,586
Other non-financial assets, non-current	-	-	-	-	-	31,907,769	31,907,769
Trade receivables and other receivables, non-current	16,450,570	7,218	79,248	-	14,268,191	191,625	30,996,852
Equity method investments	907,728	55,575,262	-	-	195,044,515	-	251,527,505
Intangible assets other than goodwill	200,638,822	163,082	10,290,743	156,587,317	4,022,963	30,046,490	401,749,417
Goodwill	1,166,022,412	31,499,291	3,705,397	138,159,463	52,305,509	-	1,391,692,072
Property, plant and equipment	1,706,820,173	389,750,103	317,911,465	263,934,396	3,315,863	29,758,630	2,711,490,630
Investment property	-	1,807,095,204	-	-	-	-	1,807,095,204
Income tax assets, non-current	-	-	-	-	-	8,854,347	8,854,347
Deferred income tax assets	-	-	-	-	-	552,114,088	552,114,088

Total non-current assets	3,090,839,705	2,284,090,160	331,986,853	558,681,176	268,957,041	1,074,405,535	7,608,960,470

Total Assets	4,252,808,862	2,344,727,272	628,411,307	826,200,724	648,659,483	1,409,917,662	10,110,725,310

18.5
Current Asset and liabilities by segment

Regional information by segment Current assets and liabilities at June 30, 201	Supermarkets	ShoppingCenter	HomeImprovement	DepartmentStores	FinancialServices(Insurance +cards + bank)	SupportServices,Financing, andOther Settings	TotalConsolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,043,361,680	33,519,968	212,564,005	150,430,890	34,111,504	33,370,539	1,507,358,586

Regional information by segment Current assets and liabilities at December 31, 201	Supermarkets	ShoppingCenter	HomeImprovement	DepartmentStores	FinancialServices(Insurance +cards + bank)	SupportServices,Financing, andOther Settings	TotalConsolidated
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Trade accounts payable and other payables	1,265,917,987	38,229,357	251,243,590	214,586,635	37,795,722	48,751,504	1,856,524,795
18.6
Information by country, assets and liabilities
In thousands of Chilean pesos:
Assets and liabilities by country

	Chile	Argentina	Brazil	Peru	Colombia	Consolidatedtotal
At June 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,601,708,092	1,107,555,904	1,329,423,552	1,222,737,195	1,620,085,735	9,881,510,478
Total liabilities	4,011,799,893	600,573,188	506,228,579	377,370,143	391,450,279	5,887,422,082
Total Net equity	749,118,651	645,931,964	820,534,362	709,410,587	1,069,092,832	3,994,088,396
Adjustments to net investment	(159,210,452)	(138,949,248)	2,660,611	135,956,465	159,542,624	-
Net investment	589,908,199	506,982,716	823,194,973	845,367,052	1,228,635,456	3,994,088,396
Percentage of Net equity	18.8%	16.2%	20.5%	17.8%	26.8%	100.0%
Percentage of equity	14.8%	12.7%	20.6%	21.2%	30.8%	100.0%

	Chile	Argentina	Brazil	Peru	Colombia	Consolidatedtotal
At December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Total assets	4,848,797,914	1,242,359,909	1,165,419,318	1,277,031,996	1,577,116,173	10,110,725,310
Total liabilities	4,182,284,401	693,797,284	472,091,927	397,106,480	394,633,400	6,139,913,492
Total Net equity	855,443,631	690,663,761	690,694,802	717,680,431	1,016,329,193	3,970,811,818
Adjustments to net investment	(188,930,118)	(142,101,136)	2,632,589	162,245,085	166,153,580	-
Net investment	666,513,513	548,562,625	693,327,391	879,925,516	1,182,482,773	3,970,811,818
Percentage of Net equity	21.5%	17.4%	17.4%	18.1%	25.6%	100.0%
Percentage of equity	16.8%	13.8%	17.5%	22.2%	29.8%	100.0%

18.7
Regional information, including intersegments is as follows:

	For the six months ended June 30, 2016
Regional information, by segment	Total revenueby segment	Total revenue intra-segment	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	3,642,399,472	-	3,642,399,472
Shopping	170,024,669	55,021,202	115,003,467
Home Improvement	628,881,524	79,027	628,802,497
Department stores	515,952,805	-	515,952,805
Financial Services	82,880,085	-	82,880,085
Others	6,145,379	-	6,145,379

TOTAL	5,046,283,934	55,100,229	4,991,183,705

	For the six months ended June 30, 2015
Regional information, by segment	Total segment revenue	Total segmentr evenue	Total segment revenue
	ThCh$	ThCh$	ThCh$
Supermarkets	3,918,013,373	-	3,918,013,373
Shopping	169,958,088	56,999,239	112,958,849
Home Improvement	687,530,112	1,105,214	686,424,898
Department stores	475,525,047	-	475,525,047
Financial Services	73,238,794	-	73,238,794
Others	3,594,873	-	3,594,873

TOTAL	5,327,860,287	58,104,453	5,269,755,834

18.8
Non-current assets by country

At June 30, 2016	Chile	Argentina	Brazil	Peru	Colombia	Consolidatedtotal
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	23,838,670	7,676,617	17,099,740	319,429	6,440	48,940,896
Trade receivables and other receivables	9,374,433	2,529,107	6,473,887	-	-	18,377,427
Equity Method investments	195,871,968	-	-	1,000,657	-	196,872,625
Intangible assets other than goodwill	218,989,577	10,024,616	64,445,756	107,477,012	8,597,009	409,533,970
Goodwill	246,378,878	1,527,639	398,413,263	266,407,547	546,830,323	1,459,557,650
Property Plant and Equipment	1,124,165,928	216,190,613	351,531,800	350,767,499	591,800,109	2,634,455,949
Investment Property	1,411,963,149	207,830,450	-	197,898,012	28,397,512	1,846,089,123
Income tax assets, non-current	7,997,052	650,365	-	-	-	8,647,417

Non -current assets—Total	3,238,579,655	446,429,407	837,964,446	923,870,156	1,175,631,393	6,622,475,057

At December 31, 2015	Chile	Argentina	Brazil	Peru	Colombia	Consolidatedtotal
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other non-financial assets	25,390,011	4,464,185	-	2,047,413	6,160	31,907,769
Trade receivables and other receivables	9,657,812	5,026,352	16,312,688	-	-	30,996,852
Equity Method investments	250,619,777	-	-	907,728	-	251,527,505
Intangible assets other than goodwill	211,149,130	14,676,994	55,464,964	111,421,733	9,036,596	401,749,417
Goodwill	246,378,878	2,593,925	343,976,582	275,687,596	523,055,091	1,391,692,072
Property Plant and Equipment	1,165,259,184	261,376,733	315,071,707	372,374,780	597,408,226	2,711,490,630
Investment Property	1,367,201,015	216,225,818	-	196,505,533	27,162,838	1,807,095,204
Income tax assets, non-current	7,997,053	857,294	-	-	-	8,854,347

Non -current assets—Total	3,283,652,860	505,221,301	730,825,941	958,944,783	1,156,668,911	6,635,313,796

The amounts for non-current assets by country shown in this note exclude other non-current financial assets, deferred tax assets as per IFRS 8.

18.9  Consolidated Cash Flow by segment:

	Super markets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
Regional information by segment ConsolidatedSegment Flows at June 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	(47,623,535)	64,267,132	(44,014,610)	(13,487,328)	14,217,497	(94,428,483)	(121,069,327)	-
Net cash flows from (used in) investing activities	(37,520,290)	105,415,711	(12,140,627)	(12,612,475)	39,313,923	135,978,286	218,434,528	-
Net cash flows from (used in) financing activities	8,406,667	(175,514,612)	54,602,171	663,550	(53,376,552)	19,058,383	(146,160,393)	-

	Super markets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance + cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated	Discontinued operation financial services
Regional information by segment ConsolidatedSegment Flows at June 30, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Net cash flows from (used in) operating activities	173,573,478	52,679,431	10,167,539	6,010,048	93,252,750	(70,791,100)	264,892,146	(107,449,303)
Net cash flows from (used in) investing activities	(45,155,131)	(5,052,608)	(345,128)	(11,625,266)	349,835,590	12,053,035	299,710,492	(750,271)
Net cash flows from (used in) financing activities	(161,256,374)	(44,085,310)	(1,439,737)	7,911,865	(400,748,517)	100,848,336	(498,769,737)	35,258,696

18.10  Additions to non-current assets:

	Super markets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of June 30, 2016	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	42,634,928	13,846,185	5,381,804	8,753,546	134,919	1,438,328	72,189,710
Intangible asset, other that goodwill	6,848,895	43,960	1,604,714	3,858,929	302,191	8,195,304	20,853,993
Investment properties	-	203,404	-	-	-	-	203,404

Total additions	49,483,823	14,093,549	6,986,518	12,612,475	437,110	9,633,632	93,247,107

	Super markets	Shopping Center	Home Improvement	Department Stores	Financial Services (Insurance +cards +bank)	Support Services, Financing, and Other Settings	Total Consolidated
As of December 31, 2015	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Property plant and equipment	71,673,841	20,199,831	16,678,579	19,406,886	793,948	1,704,152	130,457,237
Intangible asset, other that goodwill	15,347,604	81,582	3,705,156	5,490,784	455,074	10,284,698	35,364,898
Investment properties	-	6,404,431	-	-	-	-	6,404,431
Total additions	87,021,445	26,685,844	20,383,735	24,897,670	1,249,022	11,988,850	172,226,566

18.11
Banco Paris statements:

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of June 30, 2016 and December 31, 2015

Statement of Financial Position	As of
Assets	6/30/2016	12/31/2015
	ThCh$	ThCh$
Current assets
Cash and cash equivalents	2,267,311	2,112,443
Other financial assets, current	32,405,400	71,414,725
Trade receivables and other receivables	1,952,931	2,329,044
Current tax assets	3,365,411	879,480

Total current assets	39,991,053	76,735,692

Non-current assets
Other non-financial assets, non-current	10,083	11,658
Trade receivable and other receivables, non-current	9,374,432	9,657,812
Receivables from related entities, non-current	(34,828)	286,971
Intangible assets other than goodwill	3,783,579	4,007,116
Property, plant and equipment	594,051	694,961
Deferred income tax assets	3,747,384	7,369,856

Total non-current assets	17,474,701	22,028,374

Total assets	57,465,754	98,764,066

	As of
Net equity and liabilities	6/30/2016	12/31/2015
	ThCh$	ThCh$
Current liabilities
Other financial liabilities, current	2,444,772	39,573,017
Trade payables and other payables	2,383,395	2,214,908
Current income tax liabilities	2,157	120,617
Current provision for employee benefits	110,679	122,004

Total current liabilities	4,941,003	42,030,546

Non-current liabilities
Other financial liabilities,	7,954,305	8,235,347
Trade accounts payables	158,805	1,845,689
Deferred income tax liabilities	1,029,538	1,136,117

Total non-current liabilities	9,142,648	11,217,153

Total liabilities	14,083,651	53,247,699

Net equity
Paid-in capital	39,579,421	39,579,421
Retained earnings (accumulated losses)	(2,296,111)	762,673
Other reserves	6,098,793	5,174,273

Net equity attributable to controlling shareholders	43,382,103	45,516,367
Non-controlling interest	-	-

Total net equity	43,382,103	45,516,367

Total net equity and liabilities	57,465,754	98,764,066

Below is the classified financial information of Banco Paris used in the consolidation of Cencosud S.A., as of June 30, 2016 and 2015,

	For the six months ended June 30,
	2016	2015
Statement of profit and losses	ThCh$	ThCh$

Revenues from ordinary activities	708,871	16,749,517
Cost of Sales	(942)	(3,021,962)

Gross Margin	707,929	13,727,555
Administrative expenses	(3,934,649)	(11,071,838)
Financial income	794,158	379,528
Financial expenses	(680,806)	(4,011,949)
Other losses	857	3,519,483
Exchange differences	(62,390)	33,756

Profit before tax	(3,174,901)	2,576,535
Income tax charge	878,790	368,923

Profit from ongoing operations	(2,296,111)	2,945,458

Net (loss) profit	(2,296,111)	2,945,458

19 Restrictions, contingencies, legal proceedings and other matters

19.1 Civil legal proceedings
● The subsidiaries Cencosud Retail S.A. , Easy S.A., Cencosud Shopping Centers S.A., and Administradora del Centro Comercial Alto Las Condes Ltda., are involved in lawsuits and litigation that are pending as of June 30, 2016. The amounts of these claims are covered by a civil liability insurance policy.

● On May 22, 2015 the municipality constructions authority of Vitacura ordered the stagnation of the project developed by Cencosud Shopping Centers S.A., on the piece of land located at the 8950 of Kennedy Avenue in Santiago. This Municipality based its decision on the fact that the construction does not have the required permission. The Company filed an appeal on June 19, 2015 to the metropolitan administrative authority (Secretaria Regional Ministerial – “SEREMI”), who issued a ruling accepting the Company`s pretentions and ordering the Municipality to adjust its administrative position. On November 25, 2015, “SEREMI” issued an extended ruling, which reverted its previous position base on the Public Ministry’s opinion.
On December 23, 2015 Cencosud filed a “protection claim” to the Appellate Court, alleging to revoke the SEREMI`s new possition redefined on November 25, 2015. On May 30, 2016 The Supreme Court confirmed the acceptance of the “protection claim”, after this entitlement was appealed by SEREMI. The acceptance of the “protection claim” means that the ruling originally issued on June 19, 2015 is fully valid, and it confirms the Company`s pretentions, requesting the Vitacura`s authority to adjust its administrative position about the stagnation of the developing works.
● An indirectly controlled subsidiary of Cencosud S,A in Colombia is involved in litigations regarding extra contractual civil responsibility. The amounts of these claims are covered by a civil liability insurance policy.
● The indirect controlled Cencosud Brasil Comercial Ltda is part of several civil lawsuits filed against it by some of the Employees Unions which have relation with the supermarkets segment. The forbiddance to employees for working during the public hollidays without an explicit agreement signed by the union is the most relevant argument that affects the Company´s activities.
Based on the opinion of a legal advisor, we cannot estimate the value of the case given the complexity of the calculations related to the process, as well as the absence of sufficient evidence in the file in order to quantify.
Cencosud Brasil Comercial Ltda has reported no other civil proceedings to reveal as of June 30, 2016.
● Cencosud Retail Peru S.A, an indirectly controlled subsidiary of Cencosud S,A. has several outstanding cases at the close of the financial statements for liability claims causes. Total amounts claimed raise to USD 148 thousand. Our legal advisors consider that the chances of getting a favorable ruling to the position of the company are reasonably higher than obtain an unfavorable ruling.
● During January 2016, the authority National Economic Prosecutor (Fiscalia Nacional Económica FNE) filed a claim to the Free Competition Court (Tribunal de Defensa de la Libre Competencia) against Cencosud, Walmart Chile and SMU supermarkets’ chains, for alleged collusion between the mentioned chains for a price-fixing scheme involving poultry products.
The Group answered the aforementioned request to the Court on March 22, 2016, and categorically rejected the allegations raised by the FNE in such claim. The company will keep defending itself in the process to prove its innocence.
To Cencosud collusion and anti-competitive practice is unacceptable and totally condemnable.
Potential fines in this case could be up to 30.000 UTA (approximately U.S. $23 million at the time of the suit filing).

19.2 Taxation legal proceedings

As of June 30, 2016, the Group’s Companies maintain several taxation legal controversies, which the most relevant are shown as follows:

Country	Society	Grounds	Amount [1]	Stage of the process	Expected outcome [2]
			ThCh$

Chile	Cencosud S.A.	Shares transference cost	9,346,562	Trial	Positive
	Cencosud Internacional Limitada	Shares transference cost	27,100,027	Trial	Positive
	Cencosud Retail S.A.	Offsetting losses	1,915,647	Appeal	Positive
	Paris Administradora Centro Limitada	Deductible expenses, offsetting losses	3,470,289	Trial	Positive
	Eurofashion Limitada	Assets transference, deductible expenses	643,791	Appeal	Positive
	Paris Administradora Limitada	Deductible expenses, offsetting losses	1,669,445	Trial	Positive
	Cencosud Retail S.A.	First category income tax	8,186,021	Trial	Positive
	Paris Administradora Sur Limitada	First category income tax	3,768,171	Trial	Positive
	Paris Administradora Centro Limitada	First category income tax	2,388,090	Trial	Positive
	Cencosud Retail S.A.	Deductible expenses income tax	3,305,773	Trial	Positive
	Sociedad Comercial de Tiendas S.A.	Income tax	737,875	Trial	Positive
Peru	Cencosud Perú	VAT or G&S tax	1,020,589	Trial	Positive
Brazil	Cencosud Comercial Ltda	Income tax	13,032,604	Trial	Positive
	Cencosud Comercial Ltda	PIS & CONFIS [3]	10,892,320	Trial	Positive
	Cencosud Comercial Ltda	Different causes – Activities Tax	17,301,158	Trial	Positive

[1] Amount refers to tax payable or tax rebate. Amounts may vary. Fines, interest, translations, discounts and adjustments shall be also updated up to payment date, if necessary
[2] Potential outcomes are provided by the legal advisors who carry the processes
[3] The PIS and COFINS are federal social contributions designed for funding the social security system in Brazil, which are based on company's gross revenues

The tax contingencies and taxation legal proceedings disclosed above are deemed to be of a positive outcome.

20                      Stock options
As of June 30, 2016 the Company has shared-based compensation plans for executives of Cencosud S,A, and affiliates which had no changes compared with December 31, 2015.

	Numbers of shares
	As of
Stock options granted to key executives	6/30/2016	12/31/2015
1) Outstanding as of the beginning of the period	35,676,984	25,191,698
2) Granted during the period	-	35,526,934
3) Forfeited during the period	(497,500)	(18,596,806)
4) Exercised during the period (see note 15.2)	(13,796,909)	-
5) Expired at the end of the period	-	(6,444,842)
6) Outstanding at the end of the period	21,382,575	35,676,984
7) Vested and expected to vest at the end of the period	21,382,575	35,676,984
8) Eligible for exercise at the end of the period	386	412

Stock options—Impact in P&L	As of June 30, 2016	As of June 30, 2015
	ThCh$	ThCh$
Impact in the income statement	5,059,660	1,612,129

In relation to the 2016, 2015 and 2014 Retention Plans, the outstanding options as of June 30, 2016 had a weighted-average contractual life of 0.46 years, 0.34 years and 0.24 years respectively. As of December 31, 2015 those options had a weighted-average contractual life of 0.96 , 0.73 years and 0.42 years respectively.

21       Aseets and liabilies classified as held for sale, and discontinued operations

As of June 30, 2016 and December 31, 2015 assets and liabilities are presented as non-current for disposal classified as “held for sale”. According to the disclosures required by IFRS 5, the balance is the following:

1) Balance of the assets and liabilities classified as non-current assets for disposal - “held for sale”, as of June 30, 2016 are presented as follows:

Assets	6/30/2016 Unaudited
ThCh$

Current assets
Inventories, current	906,520

Total current assets	906,520

Non-current assets
Property, plant and equipment	37,482,425
Investment property	2,939,242

Total non-current assets	40,421,667

Total non-current assets classified as held for sale	41,328,187

Liabilities	6/30/2016 Unaudited
ThCh$

Current liabilities
Other financial liabilities, current	612,359
Trade payables and other payables, current	2,109,934
Other provisions, current	82,276
Current provision for employee benefits	59,927

Total current liabilities	2,864,496

Non-current liabilities
Other financial liabilities, non current	3,197,815

Total non-current liabilities	3,197,815

Total non-current liabilities classified as held for sale	6,062,311

Detail of the assets and liabilities classified as non-current assets for disposal as “held for sale” as of June 30, 2016 are presented below:

a)
Sale of non-strategic assets: Pieces of land Chile

A s of June 30, 2016, date of close of these financial statements, the Company remains committed to the plan of sale of undeveloped land in Chile. The process has been planned, defined and structured in conjunction with the Property and Shopping Divisions Management.

The assets included in this plan correspond to assets classified among Properties Plant and Equipment and Investment Property items, whose book value is expected to be recovered through the future sale, rather than continuing using them within business units that the company operates. The sale of these assets is considered highly probable, and is expected to be materialized during the next twelve months. Key management has initiated an active program with the necessary actions to conclude agreements of significant conditions, such as the price and timing of the transactions with unrelated third parties, and finally sell them within the defined term.
The Company has taken a number of administrative and operational plans to finalize the sale, therefore it has commissioned exclusively to the brokerage society “Colliers” to market these assets so. This company has extensive expertise in real estate and finance sectors.
Non-current assets and liabilities classified as held for sale as of June 30, 2016 are presented as follows:

Property, plant and equipment; and investment property held for sale	6/30/2016 ThCh$

Land	11,614,943
Fixed assets under leasing agreements	8,146,481
Facilities	156,061
Furnishings	963
Buildings	2,924,158
Machinery and equipments	399,958
Adjustments to fair value of the properties, plant and equipment	(3,052,914)

Total property, plant and equipments	20,189,650

Other financial liabilities, current and non-current - Leasing	(3,810,174)

Investment property	2,939,242

Detailed assets, classified as held for sale, has been recognized at the lower of carrying amount and fair value less costs to sell, from the moment of the reclassification.

b)
Gas stations - Colombia
Colombian gas stations, previously reported under the “supermarkets” segment in our financial statements, has been included within the assets and liabilities held for sale as of June 30, 2016, are presented as follows:

Gas stations - Colombia	6/30/2016 ThCh$

Property, plant and equipment	17,292,775
Inventories	906,520
Trade payables and other payables, non-current	(2,109,934)
Other provisions, current	(82,276)
Current provision for employee benefits	(59,927)

Total gas stations classified as held for sale	15,947,158
The Company determined a plan for the sale of these assets, for which is expected to be completed in one year.
2) Discontinued operations as of June 30, 2015
Sale of the financial retail services division - Chile

From June 2014 the Company, together with its subsidiaries Cencosud Retail S.A. and Easy S.A., entered into a framework agreement for which Bank of Nova Scotia (BNS) Chile acquired 51% interest and took control of the division of retail financial services of the Company in Chile. This transaction was formally completed on May 1, 2015.
a)
Results of discontinued operations for the six months ended June 30, 2015:

Statement of profit and loss by function – Discontinued operations	6/30/2015 ThCh$ (Unaudited)
Revenues from ordinary activities	60,759,616
Cost of sales	(20,400,024)

Gross Margin	40,359,592

Other revenues by function	436,450
Sales, general and administrative expenses	(12,971,018)
Other expenses by function	(4,400,196)
Other gains	3,741

Results from operating activities	23,428,569

Finance income	131,448
Finance expenses	(14,354,550)
Exchange differences	2,760,915
Gain from indexation	(38,046)

Results from operating activities before income tax	11,928,336
Income Tax	(2,683,876)

Net profit for the period	9,244,460

b)
Cash flows from (used in) discontinued operations for the six months ended June 30, 2015 are presented as follows:

Statement of cash flows – Discontinued operations	6/30/2015 ThCh$
ThCh$
Net cash used in operating activities	(107,449,303)
Net cash used in investing activities	(750,271)
Net cash from (used in) financing activities	35,258,696

22 Corporate income tax

The corporate income tax expense on continuing operations amounts to ThCh$ 32,805,216 and ThCh$ 33,357,900, for the periods according to the following detail:

Expenses (benefit) due to income tax, current and	For the six months ended June 30,
deferred tax portions (presentation)	2016	2015
	ThCh$	ThCh$
Current tax expense	90,094,219	65,587,603

Deferred tax (benefit) expense due to taxes arising from the creation and reversal of temporary differences(income	(2,196,396)	(82,991,542)
Deferred tax benefit (expenses) ) due to taxes arising from the changes in tax rates or new rates	973,415	(5,470,656)

Total deferred tax benefits, net	(1,222,981)	(88,462,198)

Income tax Expense, net	88,871,238	(22,874,595)

Expenses (benefit) due to income tax, by source (national, foreign) (presentation)	For the six months ended June 30,
	2016	2015
	ThCh$	ThCh$
Current income tax expense, Net, Foreign	44,700,327	51,643,744
Current income tax expense, Net, Local	45,393,892	13,943,859

Current income tax expense, Net, Total	90,094,219	65,587,603

Deferred income tax benefit, Net, Foreign	(1,633,632)	(92,397,485)
Deferred income tax expense, Net, Local	410,651	3,935,287

Deferred income tax benefit, Net, Total	(1,222,981)	(88,462,198)

Income tax Expense on continuing operations	88,871,238	(22,874,595)

The following chart shows the reconciliation between the corporate income tax calculations resulting from the application of the legal and effective rates for the periods:

	For the six months ended, June 30
Reconciliation of income tax expense using the statutory rate to income taxexpense using the effective rate	2016	2015
	ThCh$	ThCh$
Income tax expense using the legal rate	68,224,065	17,170,132

Tax effect of rates in other territories	11,793,623	(6,319,379)
Tax effect on non-deductible expenses	7,233,669	2,708,881
Chile – Tax effect on translation reserves (Investments and Equity)	(1,649,837)	(1,031,492)
Tax rate effect of adjustments for current tax of prior periods	(2,932,202)	-
Colombia –Wealth tax (non-deductible)	2,226,844	-
Colombia –Effect on tax credits (adjustments)	(5,200,599)	-
Chile – Tax effect on translation reserves (derivatives)	2,042,953	-
Chile –not recognized provisional payment on absorbed profits - Merges	(6,192,522)	-
Chile – Mall Viña investment sale	11,093,933	-
Gains on finance ratail segment – Chile – non-taxable component	-	(13,050,928)
CREE tax rate adjustment recognition - Colombia	-	(43,696,915)
Colombia – Presuntive income tax rate adjustment for reform	1,425,316	392,920
Effects resulting from tax rate changes	(973,415)	(5,470,656)
Effect of share of profit of equity-accounted investee.	(1,640,828)	(996,977)
Brazil – Tax losses valuation	-	6,590,388
Chile –not recognized provisional payment on absorbed profits	-	6,384,966
Other (decrease) increase for legal tax	3,014,150	14,444,465

Adjustments to tax expenses using the legal rate, total….	20,241,085	(40,044,727)

Income tax expense using the effective rate	88,871,238	(22,874,595)

Main components of effective tax rate reconciliation include:

i.
During 2015, taxable losses benefit was not recognized over parent company ThCh$ 28,377,627 (taxable income ThCh$ 6,384,966 at 22.5% rate)
ii.
A provision related to taxable losses is recognized on Mercantil Rodriguez acquisition and bargain purchase effect related to a merge was recorded in Brazil during the second quarter of 2015 (ThCh$ 6,590,388)

a) Tax losses:
The Company has deferred assets for tax losses arising from the different countries where it has investments. These arise mainly in the retail and real estate areas, both in Chile and abroad. For the tax losses carry-forward, there are no limits regarding their usage in all jurisdictions where the Group operates, the realization of tax losses is estimated based on the Group future projections.

These losses have been produced in countries where there is no limited period for their use, and reversal is estimated as projected future revenues as increasing.

b) Reversal of asset and liability timing differences:
The reversal of asset and liability timing differences is directly related to the nature of the asset and liability accounts generating these differences. There is no set term for the reversal of timing differences, due to the reversal of some and the origin of others.

c) Rate of income tax.

Chile
The current income tax rate in Chile that affects the Company is 22.5% (Dec 2014: 21%; Dec 2013: 20%). Under the 2014 enacted tax law, the income tax rate will increase to 21%, 22.5%, 24%, 25.5% and 27%, for the years 2014, 2015, 2016, 2017, 2018 and following fiscal years, respectively, based on the adoption of the partially integrated system.

According to regulations applicable to open listed societies, the income tax system applicable by Cencosud is the partially integrated system.

Any other later effects have been recognized within the income statement.

Foreign subsidiaries
The rates that affect its foreign subsidiaries are: 35% in Argentina, 39% in Colombia, 28% in Peru and 34% in Brazil. Peru enacted in law Nº 30.296 which envisages gradual reduction in taxes from the current 30% to 28% in 2015-2016, 27% in 2017-2018, and 26% from 2019 onwards.

In addition, law 1,739 modified the income tax for equity “CREE” tax [1] from a rate of 8% to 9%, beginning since 2016 financial year. Additional 5%, 6%, 8% y 9% rates were established in a temporary way for the 2015, 2016, 2017 y 2018 financial years respectively.

[1] The CREE is a Colombian National tax which applies over profits and gains obtained by companies which are likely to enrich them. This tax replaced certain wage-based social contributions.

d) Deferred taxes not recognized.
The Company has no unrecognized deferred taxes as of the date of these financial statements.

23
Changes in accounting policies
From September 2015, Company’s Management has decided to reassess its accounting policy regarding the classification in the income statement of the gains and losses related to the ineffective portion of the hedges. Consequently, given the nature and purpose of the derivative financial instruments designated as hedges (economical and those complying with IAS 39 guidance), as well as the nature of hedged items and the activities for which such financial instruments were contracted, the Company has concluded that the ineffective portion of the effects of measurement at fair value such derivative financial instruments should be recognized in the same line item of the income statement that those accounting effects of the related hedge items. Furthermore, the Company believes that the new classification of gains and losses derived from the ineffective portion of hedging derivatives and non-hedging derivatives will improve the financial information for its users as these will not affect operating profit and will provide more relevant and reliable information. The voluntary change in this accounting policy will be applied retrospectively for the whole periods that need to be revealed comparatively.

Accordingly, changes in the fair value of derivatives financial instruments arising from the ineffective portion of hedging interest rate risk should be recognized in the line item "finance expense" in accordance with the new accounting policy, and those effects arising from the change in fair value related to the ineffective portion of hedging the exchange rate risk are recognized in the line item "exchange differences". By applying this change, the effects are recognized separately and according to the hedged risk (exchange rates difference or interest expense), thus preventing these impacts are mixed with various other operational transactions that are presented in the caption "Other gains (losses)"
Previously, measurement effects at fair value related to the ineffective portion of designated hedges and other economic hedges, over financial instruments and derivative contracts were recognized under the caption "other gains and losses", including components with an evident financial nature and origin, within the operating profit..Except for the change in the accounting policy formerly mentioned, no other changes in accounting policies have been applied by the Company during 2015 and 2016.

23.1  Impacts of the change in the accounting policy
The voluntary change in this accounting policy was applied retrospectively for the whole periods that need to be revealed comparatively.
In detail, the change in accounting policy for the six months ended as of June 30, 2016, and 2015 is shown as follows:

Effects of the Change	For the six months ended 6/30/2016			For the six months ended 6/30/2015
	Before change	Change effects	After change	Before change	Change effects	After change
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$
Other losses	51,714,412	-	51,714,412	(61,091,677)	(4,984,579)	(56,107,098)

Operating profits	365,729,208	-	365,729,208	181,138,732	(4,984,579)	186,123,311
Finance expenses	(129,973,397)	-	(129,973,397)	(116,460,409)	2,012,836	(118,473,245)
Exchange differences	44,613,633	-	44,613,633	(26,544,429)	2,971,743	(29,516,172)

Profit before tax	284,266,846	-	284,266,846	42,232,261	-	42,232,261
Profit from continuing operations	195,395,608	-	195,395,608	65,106,856	-	65,106,856
Profit from discontinued operations	-	-	-	9,244,460	-	9,244,460
Profit	195,395,608	-	195,395,608	74,351,316	-	74,351,316

24                      Subsequent events

●
On July 11, 2016, the Board of Cencosud S.A. agreed that the Company will collaborate in the process of public sale of secondary shares to be made by the controlling shareholder, through Santiago Stock Exchange, and addressed to the national and international market, which was approved according to the regulations applicable to related party transactions.

Between the date of issuance of these condensed consolidated financial statements and the filing date of this report, management is not aware of any other subsequent events that could significantly affect the consolidated financial statements.